MEMORANDUM OF CHANGES

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 350

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 350 on August 20, 2002. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

 Cover Page. The date of the Prospectus has been completed.

  Pages 2-7. "The Summary of Essential Financial Information" and "Fee Table"
             have been completed.

 Pages 8-26. Revisions have been made and the portfolios have been completed.

Pages 27-47. The descriptions of the issuers of the Securities have been completed.

Pages 48-50. The Report of Independent Certified Public Accountants and
             Statements of Condition have been completed.




                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 350

B.   Name of Depositor: VAN KAMPEN FUNDS INC.

C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER           VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy   Attention:  Sara L. Badler
         111 West Monroe Street       1 Parkview Plaza
         Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181-5555


E. Title of securities being registered: units of undivided fractional beneficial interest.

F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

/ X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on August 20, 2002 pursuant to Rule 487.



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.



BIOTECHNOLOGY & PHARMACEUTICAL
  PORTFOLIO, SERIES 20

ENERGY PORTFOLIO, SERIES 4

FINANCIAL INSTITUTIONS
  PORTFOLIO, SERIES 15

FOCUS VALUE PORTFOLIO, SERIES 6

MORGAN STANLEY CONSUMER INDEXSM
  PORTFOLIO, SERIES 7

MORGAN STANLEY TECHNOLOGY INDEXSM
  PORTFOLIO, SERIES 26

TELE-GLOBAL PORTFOLIO, SERIES 20

--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 350 includes the unit investment trusts described above (the "Portfolios"). Each Portfolio seeks capital appreciation by investing in a diversified portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.

                                 AUGUST 20, 2002


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.




                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

                                 AUGUST 20, 2002


                                                                        BIOTECHNOLOGY &                     FINANCIAL
                                                                        PHARMACEUTICAL       ENERGY       INSTITUTIONS
PUBLIC OFFERING PRICE                                                      PORTFOLIO        PORTFOLIO       PORTFOLIO
                                                                         ------------     ------------    ------------
Aggregate value of Securities per Unit (1)                               $      9.900    $      9.900     $      9.900
Maximum first year sales charge (2)                                             0.295           0.295            0.295
  Less first year deferred sales charge                                         0.135           0.135            0.135
  Less creation and development fee                                             0.060           0.060            0.060
Public offering price per Unit (3)                                       $     10.000    $     10.000     $     10.000

PORTFOLIO INFORMATION
Initial number of Units (4)                                                    15,040          15,245           15,117
Aggregate value of Securities (1)                                        $    148,892    $    150,916     $    149,657
Estimated initial distribution per Unit (5)                              $       0.05    $       0.14     $       0.16
Estimated annual dividends per Unit (5)                                  $    0.06208    $    0.18858     $    0.21794
Redemption price per Unit (6)                                            $      9.765    $      9.765     $      9.765
Classic Cash CUSIP (Special Redemption) (7)                               92115Y-12-0     92115Y-16-1      92115Y-20-3
Classic ARO CUSIP (Special Redemption) (7)                                92115Y-13-8     92115Y-17-9      92115Y-21-1
Regular Cash CUSIP (7)                                                    92115Y-10-4     92115Y-14-6      92115Y-18-7
Regular ARO CUSIP (7)                                                     92115Y-11-2     92115Y-15-3      92115Y-19-5
FeeDom Cash CUSIP (7)                                                             N/A             N/A              N/A
FeeDom ARO CUSIP (7)                                                              N/A             N/A              N/A


GENERAL INFORMATION
Initial Date of Deposit                                                                 August 20, 2002
Special Redemption Date                                                                 November 19, 2003
Mandatory Termination Date--Focus Value Portfolio                                       November 19, 2003
Mandatory Termination Date--All Other Portfolios                                        August 17, 2004
Record Date--Focus Value Portfolio                                                      June 10, 2003
Distribution Date--Focus Value Portfolio                                                June 25, 2003
Record Dates--All Other Portfolios (8)                                                  June 10 and December 10
Distribution Dates--All Other Portfolios (8)                                            June 25 and December 25


--------------------------------------------------------------------------------

(1)Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2)You will pay a maximum total sales charge of 2.95% of the Public Offering Price per Unit in the first year which consists of an initial sales charge, a deferred sales charge and a creation and development fee. If you hold Units bearing a Regular CUSIP, you will also pay a deferred sales charge in the second year if you retain Units past the Special Redemption Date. The Focus Value Portfolio only has a term of 15 months. The sales charges are described in the "Fee Table" on the next page.

(3)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount for each Portfolio is described on the next page. The Public Offering Price will also include any accumulated dividends or cash in the Income or Capital Accounts of a Portfolio.

(4)At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(5) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

(6)The redemption price is reduced by any remaining first year deferred sales charge. Units redeemed prior to the Special Redemption Date will not be reduced by the second year deferred sales charge regardless of CUSIP number. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs and the creation and development fee. The redemption price will not include these costs after the initial offering period.

(7)If you purchase Units designated with a Classic CUSIP number, you are electing to have your Units automatically redeemed on the Special Redemption Date set forth above. See "Rights of Unitholders--Special Redemption for Classic CUSIP". Units designated with a Regular CUSIP number will remain outstanding for the full term of a Portfolio unless you redeem them earlier. Units designated with a FeeDom CUSIP number may be purchased only in qualified Fee Accounts (as defined in this prospectus) and receive a sales charge discount equal to the initial and deferred sales charges. See "Fee Accounts". If you purchase Units designated with a Cash CUSIP number, you will receive distributions in cash and if you purchase Units designated with an ARO CUSIP number, your distributions will be reinvested into additional Units of your Portfolio.

(8)The initial distribution is scheduled to occur on June 25, 2003 to Unitholders of record on June 10, 2003 and distributions will occur in June and December thereafter.




                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

                                 AUGUST 20, 2002

                                                                            MORGAN           MORGAN
                                                                            STANLEY          STANLEY
                                                             FOCUS         CONSUMER        TECHNOLOGY
                                                             VALUE           INDEX            INDEX        TELE-GLOBAL
PUBLIC OFFERING PRICE                                      PORTFOLIO       PORTFOLIO        PORTFOLIO       PORTFOLIO
                                                         ------------    ------------     ------------    ------------
Aggregate value of Securities per Unit (1)               $      9.900    $      9.900    $      9.900     $      9.900
Maximum first year sales charge (2)                             0.295           0.295           0.295            0.295
  Less first year deferred sales charge                         0.135           0.135           0.135            0.135
  Less creation and development fee                             0.060           0.060           0.060            0.060
Public offering price per Unit (3)                       $     10.000    $     10.000    $     10.000     $     10.000

PORTFOLIO INFORMATION
Initial number of Units (4)                                    15,094          15,038          15,270           15,134
Aggregate value of Securities (1)                        $    149,426    $    148,868    $    151,172     $    149,825
Estimated initial distribution per Unit (5)              $       0.16    $       0.13    $       0.02     $       0.07
Estimated annual dividends per Unit (5)                  $    0.19895    $    0.17802    $    0.02608     $    0.08727
Redemption price per Unit (6)                            $      9.765    $      9.765    $      9.765     $      9.765
Classic Cash CUSIP (Special Redemption) (7)                       N/A     92115Y-28-6     92115Y-32-8      92115Y-36-9
Classic ARO CUSIP (Special Redemption) (7)                        N/A     92115Y-29-4     92115Y-33-6      92115Y-37-7
Regular Cash CUSIP (7)                                    92115Y-22-9     92115Y-26-0     92115Y-30-2      92115Y-34-4
Regular ARO CUSIP (7)                                     92115Y-23-7     92115Y-27-8     92115Y-31-0      92115Y-35-1
FeeDom Cash CUSIP (7)                                     92115Y-24-5             N/A             N/A              N/A
FeeDom ARO CUSIP (7)                                      92115Y-25-2             N/A             N/A              N/A


GENERAL INFORMATION

Initial Date of Deposit                                                                 August 20, 2002
Special Redemption Date                                                                 November 19, 2003
Mandatory Termination Date--Focus Value Portfolio                                       November 19, 2003
Mandatory Termination Date--All Other Portfolios                                        August 17, 2004
Record Date--Focus Value Portfolio                                                      June 10, 2003
Distribution Date--Focus Value Portfolio                                                June 25, 2003
Record Dates--All Other Portfolios (8)                                                  June 10 and December 10
Distribution Dates--All Other Portfolios (8)                                            June 25 and December 25


--------------------------------------------------------------------------------

(1)Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2)You will pay a maximum total sales charge of 2.95% of the Public Offering Price per Unit in the first year which consists of an initial sales charge, a deferred sales charge and a creation and development fee. If you hold Units bearing a Regular CUSIP, you will also pay a deferred sales charge in the second year if you retain Units past the Special Redemption Date. The Focus Value Portfolio only has a term of 15 months. The sales charges are described in the "Fee Table" on the next page.

(3)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount for each Portfolio is described on the next page. The Public Offering Price will also include any accumulated dividends or cash in the Income or Capital Accounts of a Portfolio.

(4)At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(5) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

(6)The redemption price is reduced by any remaining first year deferred sales charge. Units redeemed prior to the Special Redemption Date will not be reduced by the second year deferred sales charge regardless of CUSIP number. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs and the creation and development fee. The redemption price will not include these costs after the initial offering period.

(7)If you purchase Units designated with a Classic CUSIP number, you are electing to have your Units automatically redeemed on the Special Redemption Date set forth above. See "Rights of Unitholders--Special Redemption for Classic CUSIP". Units designated with a Regular CUSIP number will remain outstanding for the full term of a Portfolio unless you redeem them earlier. Units designated with a FeeDom CUSIP number may be purchased only in qualified Fee Accounts (as defined in this prospectus) and receive a sales charge discount equal to the initial and deferred sales charges. See "Fee Accounts". If you purchase Units designated with a Cash CUSIP number, you will receive distributions in cash and if you purchase Units designated with an ARO CUSIP number, your distributions will be reinvested into additional Units of your Portfolio.

(8)The initial distribution is scheduled to occur on June 25, 2003 to Unitholders of record on June 10, 2003 and distributions will occur in June and December thereafter.




                                    FEE TABLE

                                                                  BIOTECHNOLOGY &
                                                                   PHARMACEUTICAL                      ENERGY
                                                                      PORTFOLIO                       PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge in first year (2)                          1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
   Maximum first year sales charge                                2.950%   $      29.500          2.950%   $      29.500
                                                            ------------    ------------    ------------    ------------
 Deferred sales charge in second year                             1.550%   $      15.500          1.550%   $      15.500
                                                            ------------    ------------    ------------    ------------
   Total sales charge                                             4.500%   $      45.000          4.500%   $      45.000
                                                            ============    ============    ============    ============
 Maximum sales charge on reinvested dividends                     0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============

                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                  0.077%   $       0.752          0.291%   $       2.843
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                              0.111%   $       1.088          0.136%   $       1.328
Supervisory, bookkeeping and administrative fees                  0.041%   $       0.400          0.041%   $       0.400
                                                            ------------    ------------    ------------    ------------
Estimated annual expenses                                         0.152%   $       1.488          0.177%   $       1.728
                                                            ============    ============    ============    ============

                                                                             AMOUNT PER                      AMOUNT PER
                                                                              100 UNITS                       100 UNITS

                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $          32                   $          34
Three years                                                                $          72                   $          77
Five years                                                                 $         114                   $         123
Ten years                                                                  $         229                   $         244


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio every two years. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum first year sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining first year deferred sales charge and the total creation and development fee.

(2)The first year deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The second year deferred sales charge is actually equal to $0.155 per Unit but in no case will it exceed 1.55% of the Public Offering Price. The first year sales charge accrues daily from December 10, 2002 through May 9, 2003. The second year deferred sales charge accrues daily from December 10, 2003 through March 9, 2004. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full. Unitholders who sell, redeem or exchange their Units on or prior to the Special Redemption Date will not be subject to the second year deferred sales charge, including Units designated with a Classic CUSIP number since these Units will be automatically redeemed on the Special Redemption Date.

(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.



                                    FEE TABLE

                                                               FINANCIAL INSTITUTIONS                FOCUS VALUE
                                                                      PORTFOLIO                       PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge in first year (2)                          1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
   Maximum first year sales charge                                2.950%   $      29.500          2.950%   $      29.500
                                                            ------------    ------------    ============    ============
 Deferred sales charge in second year                             1.550%   $      15.500
                                                            ------------    ------------
   Total sales charge                                             4.500%   $      45.000
                                                            ============    ============
 Maximum sales charge on reinvested dividends                     0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============

                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                  0.306%   $       2.990          0.348%   $       3.394
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                              0.136%   $       1.328          0.142%   $       1.391
Supervisory, bookkeeping and administrative fees                  0.041%   $       0.400          0.041%   $       0.400
                                                            ------------    ------------    ------------    ------------
Estimated annual expenses                                         0.177%   $       1.728          0.183%   $       1.791
                                                            ============    ============    ============    ============

                                                                             AMOUNT PER                      AMOUNT PER
                                                                              100 UNITS                       100 UNITS
                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $          34                   $          35
Three years                                                                $          77                   $          86
Five years                                                                 $         123                   $         139
Ten years                                                                  $         244                   $         284


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio every two years (every 15 months for the Focus Value Portfolio example). Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum first year sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining first year deferred sales charge and the total creation and development fee.

(2)The first year deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The second year deferred sales charge is actually equal to $0.155 per Unit but in no case will it exceed 1.55% of the Public Offering Price. The second year deferred sales charge does not apply to the Focus Value Portfolio. The first year sales charge accrues daily from December 10, 2002 through May 9, 2003. The second year deferred sales charge accrues daily from December 10, 2003 through March 9, 2004. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full. Unitholders who sell, redeem or exchange their Units on or prior to the Special Redemption Date will not be subject to the second year deferred sales charge, including Units designated with a Classic CUSIP number since these Units will be automatically redeemed on the Special Redemption Date.

(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.



                                    FEE TABLE

                                                                   MORGAN STANLEY                  MORGAN STANLEY
                                                                   CONSUMER INDEX                 TECHNOLOGY INDEX
                                                                      PORTFOLIO                       PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge in first year (2)                          1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
   Maximum first year sales charge                                2.950%   $      29.500          2.950%   $      29.500
                                                            ------------    ------------    ------------    ------------
 Deferred sales charge in second year                             1.550%   $      15.500          1.550%   $      15.500
                                                            ------------    ------------    ------------    ------------
   Total sales charge                                             4.500%   $      45.000          4.500%   $      45.000
                                                            ============    ============    ============    ============
 Maximum sales charge on reinvested dividends                     0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============

                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                  0.492%   $       4.809          0.291%   $       2.843
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                              0.159%   $       1.553          0.136%   $       1.328
Supervisory, bookkeeping and administrative fees                  0.041%   $       0.400          0.041%   $       0.400
                                                            ------------    ------------    ------------    ------------
Estimated annual expenses                                         0.200%   $       1.953          0.177%   $       1.728
                                                            ============    ============    ============    ============

                                                                             AMOUNT PER                      AMOUNT PER
                                                                              100 UNITS                       100 UNITS
                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $          36                   $          34
Three years                                                                $          82                   $          77
Five years                                                                 $         130                   $         123
Ten years                                                                  $         256                   $         244


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio every two years. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum first year sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining first year deferred sales charge and the total creation and development fee.

(2)The first year deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The second year deferred sales charge is actually equal to $0.155 per Unit but in no case will it exceed 1.55% of the Public Offering Price. The first year sales charge accrues daily from December 10, 2002 through May 9, 2003. The second year deferred sales charge accrues daily from December 10, 2003 through March 9, 2004. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full. Unitholders who sell, redeem or exchange their Units on or prior to the Special Redemption Date will not be subject to the second year deferred sales charge, including Units designated with a Classic CUSIP number since these Units will be automatically redeemed on the Special Redemption Date.

(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.



                                    FEE TABLE

                                                                                                    TELE-GLOBAL
                                                                                                      PORTFOLIO
                                                                                             ---------------------------
                                                                                              AS A % OF
                                                                                               PUBLIC          AMOUNT
                                                                                              OFFERING         PER 100
                                                                                                PRICE           UNITS
                                                                                            ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                                                         1.000%   $      10.000
 Deferred sales charge in first year (2)                                                          1.350%   $      13.500
 Creation and development fee (3)                                                                 0.600%   $       6.000
                                                                                            ------------    ------------
   Maximum first year sales charge                                                                2.950%   $      29.500
                                                                                            ============    ============
 Deferred sales charge in second year                                                             1.550%   $      15.500
                                                                                            ------------    ------------
   Total sales charge                                                                             4.500%   $      45.000
                                                                                            ============    ============
 Maximum sales charge on reinvested dividends                                                     0.000%   $       0.000
                                                                                            ============    ============

                                                                                               AS A %          AMOUNT
                                                                                               OF NET          PER 100
                                                                                               ASSETS           UNITS
                                                                                            ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                                                  0.270%   $       2.632
                                                                                            ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                                                              0.133%   $       1.303
Supervisory fee, bookkeeping and administrative fees                                              0.041%   $       0.400
                                                                                            ============    ============
Estimated annual expenses                                                                         0.174%   $       1.703
                                                                                            ============    ============

                                                                                                             AMOUNT PER
                                                                                                              100 UNITS
                                                                                                            ------------
ESTIMATED COSTS OVER TIME
One year                                                                                                   $          34
Three years                                                                                                $          76
Five years                                                                                                 $         122
Ten years                                                                                                  $         243


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio every two years. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum first year sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining first year deferred sales charge and the total creation and development fee.

(2)The first year deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The second year deferred sales charge is actually equal to $0.155 per Unit but in no case will it exceed 1.55% of the Public Offering Price. The first year sales charge accrues daily from December 10, 2002 through May 9, 2003. The second year deferred sales charge accrues daily from December 10, 2003 through March 9, 2004. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full. Unitholders who sell, redeem or exchange their Units on or prior to the Special Redemption Date will not be subject to the second year deferred sales charge, including Units designated with a Classic CUSIP number since these Units will be automatically redeemed on the Special Redemption Date.

(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.





BIOTECHNOLOGY & PHARMACEUTICAL PORTFOLIO

   The Portfolio seeks capital appreciation by investing in a portfolio primarily consisting of stocks of companies diversified within the biotechnology and pharmaceuticals industries. Van Kampen designed the Portfolio to benefit from companies that are positioned for growth in these industries. Biotechnology and pharmaceuticals have increased the length and quality of life for millions of people. Biotechnology also appears to be revolutionizing other areas such as medical diagnostics, agriculture, forensics and environmental cleanup and preservation.

   The pharmaceutical industry is highly developed in the United States where demand for many drugs appears to remain constant. However, worldwide drug sales may have the potential for increased demand. Factors that could potentially contribute to the growth of this industry include discoveries in drug design and molecular biology, expanding global demand for health care, an aging population, more favorable treatment by the Food and Drug Administration in drug reviews, and accelerated demand for drugs in Third World countries.


   Standard & Poor's expects biotechnology industry revenues to grow approximately 20% annually through 2004. Over the next three years, S&P projects that the profitable mid-cap and large-cap biotechnology firms could realize weighted earnings per share growth of about 24% per year. (S&P Industry Reports:
Biotechnology, May 16, 2002.) Standard & Poor's expects over 500 biotechnology medications to be in clinical development by the end of 2002. (S&P Industry
Reports: Biotechnology, May 16, 2002.) The drug industry is still one of the healthiest and widest-margin industries in the country. Longer-term prospects are enhanced by demographic expansion in the elderly segment of the population, as well as from new therapeutic products spawned from discoveries in genomics and biotechnology. (S&P Industry Reports: Monthly Investment Review, July 2002.)


   There is no assurance that the trends discussed above will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of Units may fall below the price paid for the Units. You should read the "Risk Factors" section before they invest.



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                BIOTECHNOLOGY
        254       Amgen, Inc.                              $       46.4200            0.00%         $   11,790.68
        127       Biogen, Inc.                                     35.6300            0.00               4,525.01
         66       Cephalon, Inc.                                   45.5300            0.00               3,004.98
        215       Genentech, Inc.                                  34.0200            0.00               7,314.30
        216       Gilead Sciences, Inc.                            34.5600            0.00               7,464.96
        168       IDEC Pharmaceuticals Corporation                 44.3300            0.00               7,447.44
        160       MedImmune, Inc.                                  27.6000            0.00               4,416.00
        160       SangStat Medical Corporation                     18.7300            0.00               2,996.80
                HEALTH CARE EQUIPMENT & SUPPLIES
         84       Alcon, Inc.                                      35.4000            0.00               2,973.60
         82       Baxter International, Inc.                       35.1400            1.66               2,881.48
        157       Boston Scientific Corporation                    28.1800            0.00               4,424.26
         72       Medtronic, Inc.                                  41.8000            0.60               3,009.60
        117       St. Jude Medical, Inc.                           38.4000            0.00               4,492.80
         82       Zimmer Holdings, Inc.                            36.2500            0.00               2,972.50
                HEALTH CARE PROVIDERS & SERVICES
         45       Cardinal Health, Inc.                            65.9100            0.15               2,965.95
         32       HCA, Inc.                                        45.7200            0.17               1,463.04
         24       Quest Diagnostics, Inc.                          61.3600            0.00               1,472.64
         61       Tenet Healthcare Corporation                     48.5500            0.00               2,961.55
         50       UnitedHealth Group, Inc.                         89.7500            0.03               4,487.50
                PHARMACEUTICALS
        184       Abbot Laboratories                               40.0000            2.35               7,360.00
         51       Allergan, Inc.                                   57.4300            0.63               2,928.93
        114       Biovail Corporation                              27.1700            0.00               3,097.38
        129       Eli Lilly & Company                              57.7800            2.15               7,453.62
         83       Forest Laboratories, Inc.                        72.9300            0.00               6,053.19
        160       Johnson & Johnson                                55.9400            1.47               8,950.40
        438       Pfizer, Inc.                                     34.0700            1.53              14,922.66
        176       Scios, Inc.                                      25.5600            0.00               4,498.56
+        65       Teva Pharmaceutical Industries, Ltd.             68.7800            0.39               4,470.70
        143       Wyeth                                            42.6000            2.16               6,091.80
 ----------                                                                                          -------------
      3,715                                                                                         $  148,892.33
 ==========                                                                                          =============


See "Notes to Portfolios".

ENERGY PORTFOLIO

    The Portfolio seeks to increase the value of your investment and provide dividend income by investing in stocks of energy companies. The Portfolio includes global companies which derive a sizable amount of revenue from sources outside the United States and which are tied economically to a number of countries throughout the world. We selected stocks for a variety of reasons including industry position, growth potential and valuation. The energy industry consists of companies active in the extraction and retirement of natural resources worldwide. Within the industry, the crude petroleum and natural gas sectors are made up of companies that operate oil and gas field properties, including the extraction of oil, and the production of gas and hydrocarbon liquids. The portfolio includes exploration and development companies, distributors and large multinational firms in both oil and natural gas industries.


    Standard & Poor's expects world oil demand will continue to rise; however, industry sources estimate that nearly half of current production will need to be replaced with new supply by 2010 to keep pace. Therefore, a significant investment in exploration and production will be required over the next 10 years
- potentially benefiting oilfield service providers and contract drillers. (S&P Industry Surveys: Monthly Investment Review, July 2002.) Standard & Poor's long-term outlook for U.S. refining margins is positive. New rules requiring a reduction in the sulfur content in gasoline and diesel fuel, may result in further consolidation in the industry which could lead to increasing efficiencies and economies of scale of production within the industry. (S&P Industry Surveys: Monthly Investment Review, July 2002.) The use of oil and natural gas fuels a global economy. Worldwide, oil and natural gas are leading sources of energy and recent developments in these industries as well as global economic growth may increase future demand for these natural resources. Additionally, the current environment of mergers and acquisitions within the industry may expand production capacities.


    No one can guarantee that the trends or estimates discussed above will continue or be realized. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of your investment. As with any investment, no one can guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                ENERGY - ENERGY EQUIPMENT & SERVICES
        130       Baker Hughes, Inc.                       $        30.000            1.53%         $    3,900.00
        114       BJ Services Company                               32.910            0.00               3,751.74
        157       Diamond Offshore Drilling, Inc.                   24.130            2.07               3,788.41
+       155       GlobalSantaFe Corporation                         25.000            0.52               3,875.00
        517       Halliburton Company                               14.870            3.36               7,687.79
        102       Helmerich & Payne, Inc.                           37.450            0.85               3,819.90
        112       Nabors Industries, Inc.                           34.100            0.00               3,819.20
        179       Schlumberger, Ltd.                                42.540            1.76               7,614.66
        108       Smith International, Inc.                         35.240            0.00               3,805.92
        131       Tidewater, Inc.                                   28.850            2.08               3,779.35
        149       Transocean, Inc.                                  25.990            0.00               3,872.51
         86       Weatherford International, Inc.                   43.830            0.00               3,769.38
                ENERGY - OIL & GAS
         52       Amerada Hess Corporation                          71.550            1.68               3,720.60
         87       Anadarko Petroleum Corporation                    43.850            0.68               3,814.95
         66       Apache Corporation                                56.680            0.71               3,740.88
+       153       BP Plc                                            49.000            2.82               7,497.00
         98       Burlington Resources, Inc.                        38.380            1.43               3,761.24
         97       ChevronTexaco Corporation                         76.870            3.64               7,456.39
        306       Conoco, Inc.                                      24.300            3.13               7,435.80
        107       EOG Resources, Inc.                               35.250            0.45               3,771.75
        138       ENSCO International, Inc.                         28.040            0.36               3,869.52
        201       Exxon Mobil Corporation                           37.160            2.48               7,469.16
         78       Kerr-McGee Corporation                            48.390            3.72               3,774.42
        149       Marathon Oil Corporation                          24.960            3.69               3,719.04
        114       Noble Energy, Inc.                                32.860            0.49               3,746.04
        129       Occidental Petroleum Corporation                  29.150            3.43               3,760.35
        170       Ocean Energy, Inc.                                22.150            0.72               3,765.50
        143       Phillips Petroleum Company                        52.290            2.75               7,477.47
+       163       Royal Dutch Petroleum Company                     45.780            2.94               7,462.14
+       101       TotalFinaElf S.A.                                 73.600            2.00               7,433.60
        108       Unocal Corporation                                34.780            2.30               3,756.24
 ----------                                                                                          ------------
      4,400                                                                                         $  150,915.95
 ==========                                                                                          ============



See "Notes to Portfolios".

FINANCIAL INSTITUTIONS PORTFOLIO

   The Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks primarily issued by financial institutions. Financial institutions generally include insurance companies, banks, thrifts, savings and loans, consumer and industrial finance companies, securities brokerage companies, real estate investment companies, investment managers and leasing companies. The Portfolio may invest in some or all of these sectors.

   Proper financial planning gives investors the potential to achieve their goals. Proper planning in the past may have meant opening a savings account. However, most investors today feel a need to seek greater growth potential with broader diversification of investments, such as money-market accounts, high-risk securities or even an insurance package. Many investors rely on intermediaries to help them select the appropriate investments, such as insurance companies, banks, investment firms, consumer and commerical finance companies, and securities brokerage companies. These companies may benefit from mergers and consolidation, low interest rates, and favorable demographics.


   Standard & Poor's believes that the demand for investment products is likely to increase steadily over the next couple of decades, along with the amount of money flowing into the investment services industry. S&P expects that the primary driver of this growth will be the aging of the baby boom generation and their need to save for retirement. S&P believes that other demographic shifts that bode well for the industry include growing investor participation among women and Generation Xers are investing at much earlier ages than their predecessors. (S&P Industry Reports: Investment Services, May 2, 2002.) Both diversified financial services firms and consumer finance companies are undergoing a period of consolidation and globalization. (S&P Industry Reports:
Financial Services: Diversified, August 1, 2002.)


   Annual total returns for the Standard & Poor's 500 Index and the Standard & Poor's Financials Index are shown in the following table.


                                             S&P
                           S&P 500        FINANCIAL
           YEAR             INDEX           INDEX
           ----           --------        --------
            1989            31.21%         27.81%
            1990            (3.13)        (21.63)
            1991            30.00          50.84
            1992             7.43          23.38
            1993             9.92          11.13
            1994             1.28          (3.55)
            1995            37.11          54.08
            1996            22.68          35.23
            1997            33.10          48.13
            1998            28.58          11.34
            1999            20.89           3.97
            2000            (9.10)         26.08
            2001           (11.88)         (8.92)
 Through 7/31/02           (19.92)        (11.83)



   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The performance figures do not reflect hypothetical Portfolio fees and expenses.

   There is no assurance that the trends discussed herein will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. As with any investment, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                FINANCIALS - BANKS
         93       Bank of America Corporation              $        70.100            3.42%         $    6,519.30
        265       FleetBoston Financial Corporation                 25.050            5.59               6,638.25
        144       PNC Financial Services Group                      44.860            4.28               6,459.84
         95       SunTrust Banks, Inc.                              68.260            2.52               6,484.70
        288       U.S. Bancorp                                      22.430            3.48               6,459.84
        170       Washington Mutual, Inc.                           38.040            2.84               6,466.80
        124       Wells Fargo & Company                             52.650            2.13               6,528.60
                FINANCIALS - DIVERSIFIED FINANCIALS
        192       Capital One Financial Corporation                 34.800            0.31               6,681.60
        180       Citigroup, Inc.                                   36.350            1.98               6,543.00
        100       Freddie Mac                                       64.850            1.36               6,485.00
        244       J.P. Morgan Chase & Company                       27.210            5.00               6,639.24
        175       Merrill Lynch & Company, Inc.                     37.860            1.69               6,625.50
                FINANCIALS - INSURANCE
+       194       ACE Limited                                       33.300            2.04               6,460.20
        110       Ambac Financial Group, Inc.                       59.450            0.67               6,539.50
         96       American International Group, Inc.                67.910            0.28               6,519.36
        215       Arthur J. Gallagher & Company                     29.800            2.01               6,407.00
        139       Mercury General Corporation                       46.380            2.59               6,446.82
        107       MGIC Investment Corporation                       61.410            0.16               6,570.87
        188       PMI Group, Inc.                                   33.850            0.30               6,363.80
        149       Radian Group, Inc.                                43.460            0.18               6,475.54
+       174       RenaissanceRe Holdings Limited                    36.250            1.57               6,307.50
        210       St. Paul Companies, Inc.                          31.370            3.70               6,587.70
         84       XL Capital Limited                                76.750            2.45               6,447.00
 ----------                                                                                          -------------
      3,736                                                                                         $  149,656.96
 ==========                                                                                          =============


See "Notes to Portfolios".



FOCUS VALUE PORTFOLIO

   The Portfolio seeks capital appreciation by investing in a diversified portfolio of well-established stocks, believed by the Sponsor to exhibit certain characteristics of undervalued companies and selected based on a "value" style of investing. Value investors generally seek companies that seem to be under-priced relative to their intrinsic worth or future prospects as viewed by these investors. Value opportunities can occur in a variety of situations. For example, a stock may be perceived to be selling at a relatively low price because it may be in an industry that is depressed or facing uncertainty; management may have changed; earnings growth may have leveled; due to pricing trends; or due to legislative developments. Low stock prices do not always indicate an undervalued investment opportunity - quality is of equal importance. Van Kampen believes that the key to value investing is not to focus only on low priced stocks but to identify low priced stocks that are or may be experiencing positive change in the future.

   The portfolio was selected by James A. Gilligan, with the assistance of Scott Carroll and James Roeder. While the basics principles of value investing may be relatively easy to understand, identifying these undervalued opportunities and trends in the marketplace takes considerable research and experience. The process for selection of the Portfolio is:

1. Universe generally begins with the companies in the Russell 1000 Index (generally the 1,000 largest U.S. companies based on total market capitalization), however, the universe may also include similar companies which are not included in the index;

2.   Apply screen to identify undervalued companies; and

3.   Analyze undervalued companies to identify positive trends.

   When evaluating a company for inclusion in the Portfolio, Mr. Gilligan and his team closely examine the company's business, balance sheets, cash flows and future prospects. They attempt to identify catalysts that might raise stock prices.

   A low stock price does not always indicate a "value" opportunity. A low priced stock can remain low priced for extended periods of time, which may extend beyond the term of you Portfolio. However, a low stock price combined with a positive "catalyst" or something that provokes significant change is a key factor in value investing. The Portfolio selection team has adopted this philosophy of value investing. The team seeks to find the catalyst and then decipher the inflection points where positive change might begin. Catalysts can be found in various places, including:

   o     Financial statements

   o     New legislation or regulations

   o     New management structure

   These forms of analysis seek to help in uncovering companies that may be truly undervalued and not just low-priced.

     Mr. Gilligan is a senior portfolio manager of several Van Kampen mutual funds. Mr. Carroll and Mr. Roeder assist Mr. Gilligan in the management of certain of these funds. Mr. Gilligan's investment industry experience dates from 1985 and his portfolio management experience dates from 1989. Prior to joining Van Kampen in 1985 as a securities analyst, Mr. Gilligan was an auditor, credit analyst, and financial analyst for Gulf Oil Corporation. Mr. Gilligan has a BS in business administration from Miami University and an MBA from the University of Pittsburgh. He is a certified public accountant and a Chartered Financial Analyst (CFA).

   Mr. Carroll has over seven years of experience and joined Van Kampen in 1996. Prior to joining Van Kampen, he was an equity analyst at Lincoln Capital Management. Mr. Carroll received his MBA from the University of Chicago Graduate School of Business and his BS in Accounting from Northern Illinois University. He is a CFA charter holder and a member of the Houston Society of Financial Analysts.

   Mr. Roeder has over seven years of investment industry experience and joined Van Kampen in 1999. Prior to this he was a business services and special situtations analyst with Midwest Research. Prior to that, he was with Duff & Phelps Equity Research as a retail industry equity analyst. Mr. Roeder has also worked at Greenwood Capital Associates as an investment analyst and at Elliot, Davis and Company as a certified public accountant. Mr. Roeder received his MBA in Business Economics and Finance from the University of Chicago Graduate School of Business and his BS in Accounting from Clemson University. He is a CFA charter holder.

   The chart below shows annual total returns for certain Standard & Poor's (S&P) indices. Of course, past results are no guarantee of future results.


                                 S&P 500/       S&P 500/
                 S&P 500          BARRA          BARRA
                   INDEX          GROWTH          VALUE
                 ---------       ---------      ---------
     1976         23.54%          13.84%         34.93%
     1977         (7.16)         (11.82)         (2.57)
     1978          6.39            6.78           6.16
     1979         18.19           15.72          21.16
     1980         31.52           39.40          23.59
     1981         (4.84)          (9.81)          0.02
     1982         20.37           22.03          21.04
     1983         22.31           16.24          28.89
     1984          5.97            2.33          10.52
     1985         31.05           33.31          29.68
     1986         18.54           14.50          21.67
     1987          5.67            6.50           3.68
     1988         16.34           11.95          21.67
     1989         31.21           36.40          26.13
     1990         (3.13)           0.20          (6.85)
     1991         30.00           38.37          22.56
     1992          7.43            5.06          10.52
     1993          9.92            1.68          18.61
     1994          1.28            3.13          (0.64)
     1995         37.11           38.13          36.99
     1996         22.68           23.97          22.00
     1997         33.10           36.52          29.98
     1998         28.58           42.16          14.67
     1999         20.89           28.25          12.72
     2000         (9.10)         (22.08)          6.08
     2001        (11.88)         (12.75)        (11.69)
Through
  7/31/02        (19.92)         (20.91)        (19.23)




   Source: Factset, BARRA, Inc. The historical performance of these indices is shown for illustrative purposes only. It is not meant to forecast, imply or guarantee the future performance of any investment vehicle. The S&P 500, S&P Barra Growth and S&P Barra Value Indices are unmanaged, statistical composites and do not include payment of any commissions or fees an investor would pay to purchase the securities they represent. Such costs would lower performance. It is not possible to invest directly in an index. The S&P/Barra Growth and Value Indexes are constructed by dividing the stocks in the S&P 500 Index according to book-to-price ratio. This splits the S&P 500 Index into two mutually exclusive groups designed to track two of the predominant investment styles in the U.S. equity market. The Value Index contains firms with higher book-to-price ratios; conversely, the Growth Index has firms with lower book-to-price ratios. Each company in the S&P 500 Index is assigned to either the Value or Growth Index so that the two style Indexes "add up" to the full S&P 500 Index. Like the full S&P 500 Index, the Value and Growth Indexes are capitalization-weighted, meaning that each stock is weighted in proportion to its market value. The S&P 500 Index is an unmanaged index generally representative of the U.S. stock market.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                CONSUMER DISCRETIONARY
        349       Gap, Inc.                                $       12.0500            0.74%         $    4,205.45
+       189       Koninklijke Philips Electronics NV               22.7400            1.05               4,297.86
+        69       Magna International, Inc.                        61.7100            2.20               4,257.99
        175       McDonald's Corporation                           24.6100            0.91               4,306.75
        254       Walt Disney Company                              16.6500            1.26               4,229.10
                CONSUMER STAPLES
        136       CVS Corporation                                  31.3000            0.73               4,256.80
        126       UST, Inc.                                        33.9600            5.65               4,278.96
                ENERGY
         99       Anadarko Petroleum Corporation                   43.8500            0.68               4,341.15
        124       Valero Energy Corporation                        34.7900            1.15               4,313.96
                FINANCIALS
        112       A.G. Edwards, Inc.                               38.7400            1.65               4,338.88
        111       Allstate Corporation                             38.4100            2.19               4,263.51
         55       Fannie Mae                                       77.3300            1.71               4,253.15
        160       J.P. Morgan Chase & Company                      27.2100            5.00               4,353.60
         95       PNC Financial Services Group                     44.8600            4.28               4,261.70
        138       St. Paul Companies, Inc.                         31.3700            3.70               4,329.06
        254       Travelers Property Casualty Corporation          16.4500            0.00               4,178.30
                HEALTH CARE
         97       Aetna, Inc.                                      43.5900            0.09               4,228.23
        135       Bausch & Lomb, Inc.                              31.3000            1.66               4,225.50
        180       Bristol-Myers Squibb Company                     23.8200            4.70               4,287.60
        237       IMS Health, Inc.                                 17.9900            0.44               4,263.63
        127       Mylan Laboratories, Inc.                         33.7500            0.47               4,286.25
                INDUSTRIALS
        329       American Power Conversion Corporation            12.9300            0.00               4,253.97
        261       Delta Air Lines, Inc.                            16.1600            0.62               4,217.76
        198       Goodrich Corporation                             21.6900            3.69               4,294.62
        107       Textron, Inc.                                    39.9600            3.25               4,275.72
                INFORMATION TECHNOLOGY
        106       Electronic Data Systems Corporation              40.7500            1.47               4,319.50
         82       Microsoft Corporation                            52.0000            0.00               4,264.00
        387       Oracle Corporation                               10.9300            0.00               4,229.91
                MATERIALS
        131       International Flavors & Fragrances, Inc.         32.3500            1.85               4,237.85
        257       Monsanto Company                                 16.4100            2.93               4,217.37
        133       Phelps Dodge Corporation                         31.8400            0.00               4,234.72
         81       Temple-Inland, Inc.                              52.5600            2.44               4,257.36
                TELECOMMUNICATION SERVICES
        128       Verizon Communications, Inc.                     33.5900            4.58               4,299.52
                UTILITIES
        267       El Paso Corporation                              15.9700            5.45               4,263.99
         87       Exelon Corporation                               49.4500            3.56               4,302.15
 ----------                                                                                          -------------
      5,776                                                                                         $  149,425.87
 ==========                                                                                          =============


See "Notes to Portfolios".

MORGAN STANLEY CONSUMER INDEX PORTFOLIO

   The Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks included in the Morgan Stanley Consumer IndexSM prior to the date of the Portfolio's formation. The index is comprised of consumer-oriented, brand name companies diversified across various sectors such as healthcare, financials, capital goods, and basic materials, with a concentration in consumer staples.

   The daily activities of many people are often an automatic process but well-known and well-respected market leaders generally manufacture the products that people use every day. Many consumers unconsciously use the products of manufacturers or brands that they are loyal to for their consistent quality and appeal, however, it may be beneficial to consider the potential of investing in these companies. Getting consumers to accept a completely new brand name can be difficult. A brand with a leading market share often has a competitive edge in achieving market share growth and pricing flexibility. This flexibility may create opportunities to leverage the brand's name by developing innovative product lines and to take advantage of the growth potential that international expansion may offer. In turn, by expanding, strong brands may have more opportunities to maintain their market share.

   Rising wealth in some of the world's emerging markets appears to have caused many major U.S. consumer products companies to build operations overseas. The primary avenue of growth for household non-durables companies may be found in developing nations. The demographics of Latin American and Asian countries are evolving in ways that may offer growth opportunities for consumer staples makers. Youthful populations, growing labor forces, increased purchasing power, and urbanization are among factors that may contribute to growth in demand for consumer non-durables in these countries. This could offer growth opportunities for consumer staple manufacturers who enter a market early and make a strong name for themselves.

   Hypothetical annual price returns for the Morgan Stanley Consumer IndexSM and actual annual price returns for the Standard & Poor's 500 Index are shown in the following table.


                               CONSUMER        S&P 500
              YEAR               INDEX          INDEX
              ----             --------       --------
        6/23 - 12/31/92         9.78%           7.84%
             1993              (5.44)           7.06
             1994               1.65           (1.54)
             1995              34.82           34.11
             1996              15.52           20.26
             1997              30.92           31.01
             1998              22.78           26.67
             1999              (5.90)          19.52
             2000              12.34          (10.14)
             2001              (9.71)         (13.04)
        Through 7/31/02       (12.58)         (20.60)


   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The actual returns of the Portfolio will vary from the performance of the Morgan Stanley Consumer Index because after the Portfolio's formation, the stocks in the index may change, or their amounts may be adjusted or rebalanced which changes will not be reflected in the composition of the Portfolio. The Portfolio is generally expected to remain the same throughout its life, both in terms of identity of stocks and proportionate relationship (in terms of number of shares) in connection with an investment in the Portfolio. The returns of the Morgan Stanley Consumer Index represent the actual changes in value of the index without dividends and reflect the hypothetical sales charge and expenses of the Portfolio. The returns of the S&P 500 Index represent the actual changes in value of the index without dividends.

   We will not rebalance your Portfolio annually. Changes in the index will not result in changes in your portfolio. However, we may offer additional portfolios each year that include the current index components and weightings. As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before they invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                CONSUMER DISCRETIONARY
        211       McDonald's Corporation                   $        24.610            0.91%         $    5,192.71
        197       Newell Rubbermaid, Inc.                           35.000            2.40               6,895.00
         95       Wal-Mart Stores, Inc.                             54.690            0.55               5,195.55
        264       Walt Disney Company                               16.650            1.26               4,395.60
                CONSUMER STAPLES
        173       Albertson's, Inc.                                 27.400            2.77               4,740.20
        117       Anheuser-Busch Companies, Inc.                    53.030            1.47               6,204.51
        112       Coca-Cola Company                                 51.700            1.55               5,790.40
         94       Colgate-Palmolive Company                         54.900            1.31               5,160.60
        227       ConAgra Foods, Inc.                               25.860            3.63               5,870.22
        105       General Mills, Inc.                               42.110            2.61               4,421.55
        161       Gillette Company                                  31.050            2.09               4,999.05
         92       Kimberly-Clark Corporation                        58.970            2.03               5,425.24
        111       PepsiCo, Inc.                                     43.920            1.37               4,875.12
        119       Philip Morris Companies, Inc.                     51.850            4.47               6,170.15
         68       Procter & Gamble Company                          91.320            1.80               6,209.76
        131       Safeway, Inc.                                     28.770            0.00               3,768.87
        202       Sysco Corporation                                 28.160            1.28               5,688.32
        162       Walgreen Company                                  37.580            0.39               6,087.96
                FINANCIALS
         68       American International Group, Inc.                67.910            0.28               4,617.88
                HEALTH CARE
         97       Abbott Laboratories                               40.000            2.35               3,880.00
         91       Johnson & Johnson                                 55.940            1.47               5,090.54
        107       Medtronic, Inc.                                   41.800            0.60               4,472.60
         92       Merck & Company, Inc.                             51.260            2.81               4,715.92
        150       Schering-Plough Corporation                       23.200            2.93               3,480.00
         88       Wyeth                                             42.600            2.16               3,748.80
                INDUSTRIALS
         91       Automatic Data Processing                         38.850            1.18               3,535.35
         98       Emerson Electric Company                          48.340            3.21               4,737.32
        114       W.W. Grainger, Inc.                               47.300            1.52               5,392.20
                MATERIALS
        182       International Flavors & Fragrances, Inc.          32.350            1.85               5,887.70
        138       Sealed Air Corporation                            16.080            0.00               2,219.04
 ----------                                                                                          ------------
      3,957                                                                                         $  148,868.16
 ==========                                                                                          ============



See "Notes to Portfolios".

MORGAN STANLEY TECHNOLOGY INDEXSM PORTFOLIO

   The Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks included in the Morgan Stanley Technology IndexSM prior to the date of the Portfolio's formation. In creating the index, the Morgan Stan ley Technology Research Group sought to design a benchmark that provides broad industry representation of equally-weighted, highly liquid, pure technology companies that is rebalanced annually. The index is the exclusive property and is a service mark of Morgan Stanley.

   The index includes 35 pure technology companies representing the full breadth of technology industry segments. These segments include Computer and Business Services, Enterprise Software/Technical Software (CAD/CAM), Internet and Personal Computer Software, Electronics Manufacturing Services, Networking and Telecommunication Equipment, Server and Enterprise Hardware, Personal Computer Hardware and Data Storage, Semiconductor Capital Equipment and Semiconductors. The index attempts to include bellwether stocks that provide a balanced representation of these sub-industries. The index includes only electronics-based technology companies and excludes biotechnology, medical, test and instrumentation companies.

   Hypothetical annual total returns for the Morgan Stanley Technology Index and actual annual total returns for the Standard & Poor's 500 Index and the Standard & Poor's Technology Index are shown in the following table.


                   MORGAN
                   STANLEY         S&P           S&P
                 TECHNOLOGY        500       TECHNOLOGY
                    INDEX         INDEX         INDEX
                  --------      --------      --------
  1995              47.18%        37.11%       42.83%
  1996              19.87         22.68        41.37
  1997              14.71         33.10        26.09
  1998              93.96         28.58        72.95
  1999             108.51         20.89        75.10
  2000             (29.14)        (9.10)      (39.97)
  2001             (26.48)       (11.88)      (23.78)
  Through
    7/31/02        (41.84)       (19.92)      (37.20)



   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The actual returns of the Portfolio will vary from the performance of the Morgan Stanley Technology Index because after the Portfolio's formation, the stocks in the index may change, or their amounts may be adjusted or rebalanced which changes will not be reflected in the composition of the Portfolio. The Portfolio is generally expected to remain the same throughout its life, both in terms of identity of stocks and proportionate relationship (in terms of number of shares) in connection with an investment in the Portfolio. The returns of the Morgan Stanley Technology Index represent the actual changes in value of the index plus the dividend return and reflect the hypothetical sales charge and expenses of the Portfolio. The S&P 500 Index and S&P Technology Index returns show the actual changes in value of each index plus the dividend return for each year.

   We will not rebalance your Portfolio annually. Changes in the index will not result in changes in your portfolio. However, we may offer additional portfolios each year that include the current index components and weightings.

   As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. Stocks of technology companies have been subject to extreme price volatility and speculative trading. In recent years, many technology stocks have exhibited above-average price appreciation during a period of a generally rising stock market. No one can guarantee that this will continue or that the performance of technology stocks will replicate the performance exhibited in the past. The Portfolio is appropriate for aggressive investors or as an aggressive growth component of an investment portfolio. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                CONSUMER DISCRETIONARY - MEDIA
        212       AOL Time Warner, Inc.                    $        13.330            0.00%         $    2,825.96
                CONSUMER DISCRETIONARY - RETAILING
        106       eBay, Inc.                                        61.860            0.00               6,557.16
                INDUSTRIALS - COMMERCIAL SEVICES
                & SUPPLIES
        115       Automatic Data Processing, Inc.                   38.850            1.18               4,467.75
        176       First Data Corporation                            38.000            0.21               6,688.00
                INFORMATION TECHNOLOGY - SOFTWARE
                & SERVICES
        203       Computer Associates International, Inc.           11.110            0.72               2,255.33
        115       Electronic Arts, Inc.                             65.740            0.00               7,560.10
         99       Electronic Data Systems Corporation               40.750            1.47               4,034.25
        159       Intuit, Inc.                                      46.400            0.00               7,377.60
        102       Microsoft Corporation                             52.000            0.00               5,304.00
        478       Oracle Corporation                                10.930            0.00               5,224.54
        169       PeopleSoft, Inc.                                  18.940            0.00               3,200.86
        157       VERITAS Software Corporation                      19.740            0.00               3,099.18
        405       Yahoo!, Inc.                                      13.470            0.00               5,455.35
                INFORMATION TECHNOLOGY - TECHNOLOGY
                HARDWARE & EQUIPMENT
        217       Apple Computer, Inc.                              15.980            0.00               3,467.66
        344       Applied Materials, Inc.                           15.470            0.00               5,321.68
        175       Broadcom Corporation                              20.130            0.00               3,522.75
        377       Cisco Systems, Inc.                               14.750            0.00               5,560.75
        249       Dell Computer Corporation                         28.120            0.00               7,001.88
        498       EMC Corporation                                    7.320            0.00               3,645.36
        326       Hewlett-Packard Company                           15.000            2.13               4,890.00
        212       Intel Corporation                                 19.460            0.41               4,125.52
         56       International Business Machines Corporation       82.490            0.73               4,619.44
        812       JDS Uniphase Corporation                           2.350            0.00               1,908.20
        343       Juniper Networks, Inc.                             8.620            0.00               2,956.66
      1,403       Lucent Technologies, Inc.                          1.450            0.00               2,034.35
        227       Micron Technology, Inc.                           22.130            0.00               5,023.51
        458       Motorola, Inc.                                    13.380            1.20               6,128.04
+       968       Nortel Networks Corporation                        0.900            0.00                 871.20
        665       Solectron Corporation                              3.400            0.00               2,261.00
+       220       STMicroelectronics N.V.                           21.600            0.14               4,752.00
        585       Sun Microsystems, Inc.                             4.190            0.00               2,451.15
      1,400       Sycamore Networks, Inc.                            2.800            0.00               3,920.00
        459       Tellabs, Inc.                                      6.750            0.00               3,098.25
        245       Texas Instruments, Inc.                           22.600            0.38               5,537.00
        181       Xilinx, Inc.                                      22.240            0.00               4,025.44
 ----------                                                                                          -------------
     12,916                                                                                         $  151,171.92
 ==========                                                                                          =============



See "Notes to Portfolios".


TELE-GLOBAL PORTFOLIO

   The Portfolio seeks to provide capital appreciation potential by investing in stocks of domestic and foreign companies that focus on various aspects of the global telecommunications industry. The telecommunications industry includes firms that provide products or services used in transmitting information from one place to another, including companies that design and manufacture the equipment used to send information as well as companies that use this equipment to provide services to customers.

   Many people use devices every day that connect people with one another. Technological advances are enabling people to communicate locally and globally through various mediums and often at relatively low costs. Developments in the telecommunications industry are spreading throughout various parts of the world with the convergence of voice, data, and video transmission technologies. Many telecommunications companies are seeking to expand in an effort to become one-stop shops for these services, and provide total solutions for telecommunications needs. There appears to be room for the technology, customer base and service providers to potentially continue to grow.

   The telecommunications industry is evolving towards "intelligent networks" that transmit phone calls, Internet traffic, video and data over the same line and utilize fiber-optic equipment to increase capacity, speed and reliability. The newest in fiber optic technologies can carry practically all the world's voice phone traffic of 10 to 15 years ago, on a single fiber strand. The market's increasing emphasis on profitability and profit growth may prompt telecommunications providers to pursue the economies of scale and synergistic savings that mergers and acquisitions can provide. Europe may also provide consolidation opportunities in the data and wireless segments as capital market conditions recover.


   Standard & Poor's expects wireless handset shipments to rise modestly. The replacement cycle will hold the key to future growth. Service providers will need to focus on introducing wireless applications that persuade customers to upgrade existing cell phones. (S&P Industry Surveys: Monthly Investment Review, July 2002.)


   There is no assurance that these trends will continue or that expectations will actually occur. If these trends do not continue or if current expectations are not realized, your investment could be adversely affected. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                INFORMATION TECHNOLOGY
        354       Amdocs Limited                           $         8.450            0.00%         $    2,991.30
      1,131       Micromuse, Inc.                                    3.780            0.00               4,275.18
                INFORMATION TECHNOLOGY - TECHNOLOGY
                HARDWARE & EQUIPMENT
      2,489       Agere Systems, Inc.                                1.750            0.00               4,355.75
        860       Applied Micro Circuits Corporation                 5.140            0.00               4,420.40
      1,051       CIENA Corporation                                  4.300            0.00               4,519.30
        500       Cisco Systems, Inc.                               14.750            0.00               7,375.00
        531       Comverse Technology, Inc.                          8.240            0.00               4,375.44
      1,264       JDS Uniphase Corporation                           2.350            0.00               2,970.40
        716       Juniper Networks, Inc.                             8.620            0.00               6,171.92
        557       Motorola, Inc.                                    13.380            1.20               7,452.66
+       525       Nokia Oyj                                         14.290            1.41               7,502.25
        424       PMC-Sierra, Inc.                                   9.070            0.00               3,845.68
        251       QUALCOMM, Inc.                                    29.900            0.00               7,504.90
        464       Skyworks Solutions, Inc.                           5.010            0.00               2,324.64
        687       Tellabs, Inc.                                      6.750            0.00               4,637.25
        263       Texas Instruments, Inc.                           22.600            0.38               5,943.80
        209       UTStarcom, Inc.                                   14.150            0.00               2,957.35
                TELECOMMUNICATION SERVICES
        699       AT&T Corporation                                  10.760            1.39               7,521.24
      1,190       AT&T Wireless Services, Inc.                       5.170            0.00               6,152.30
+       328       BCE, Inc.                                         18.100            6.63               5,936.80
        408       CenturyTel, Inc.                                  30.120            0.70              12,288.96
+       303       China Mobile (Hong Kong) Limited                  14.750            0.00               4,469.25
        798       Level 3 Communications, Inc.                       5.760            0.00               4,596.48
        430       Nextel Communications, Inc.                        6.760            0.00               2,906.80
+       102       NTT DoCoMo, Inc.                                  21.800            0.09               2,223.60
+       202       SK Telecom Company Limited                        22.080            0.00               4,460.16
      1,038       Sprint Corporation (PCS Group)                     4.200            0.00               4,359.60
        336       Verizon Communications, Inc.                      33.590            4.58              11,286.24
 ----------                                                                                          -------------
     18,110                                                                                         $  149,824.65
 ==========                                                                                          =============



See "Notes to Portfolios".

NOTES TO PORTFOLIOS


   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on August 19, 2002 and have a settlement date of August 22, 2002 (see "The Portfolios").

   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                                                              PROFIT
                                                                             COST TO                         (LOSS) TO
                                                                             SPONSOR                          SPONSOR
                                                                         --------------                    -------------
          Biotechnology & Pharmaceutical Portfolio                       $   148,892                      $      --
          Energy Portfolio                                               $   150,916                      $      --
          Financial Institutions Portfolio                               $   149,657                      $      --
          Focus Value Portfolio                                          $   149,426                      $      --
          Morgan Stanley Consumer Index Portfolio                        $   148,868                      $      --
          Morgan Stanley Technology Index Portfolio                      $   151,172                      $      --
          Tele-Global Portfolio                                          $   149,817                      $       8


          "+" indicates that the stock is issued by a foreign company.


   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes.


     THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.

   BIOTECHNOLOGY & HEALTHCARE PORTFOLIO

   Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

     Alcon, Inc. Alcon, Inc., an eye care company, develops, manufactures, and markets pharmaceuticals, surgical equipment and devices, and contact lens care and other care products that treat conditions of the eye. Alcon sells its products throughout the world.

     Allergan, Inc. Allergan, Inc. is a global health care company providing eye care and specialty pharmaceutical products worldwide. The company develops and commercializes products in the eye care, neuromuscular, and skin care markets that satisfy unmet medical needs and improve patients' lives. Allergan markets its products under brand names such as Alphagan, Botox, Complete, and Tazorao.

     Amgen, Inc. Amgen Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. The company focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. Amgen concentrates on the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation.

     Baxter International, Inc. Baxter International, Inc. develops, manufactures, and markets products and technologies related to the blood and circulatory systems. The company also researches, develops, manufactures, and sells vaccines for the prevention of infectious diseases. Baxter conducts operations in North America, Asia, Europe, Japan, and Latin America.

     Biogen, Inc. Biogen, Inc. develops, manufactures, and markets drugs for human health care. The company develops and tests products used for the treatment of multiple sclerosis, kidney diseases, inflammatory diseases, and cardiovascular diseases, as well as focuses on developmental biology and gene therapy. Biogen sells AVONEX to treat relapsing forms of multiple sclerosis.

   Biovail Corporation. Biovail Corporation is a full-service pharmaceutical company involved in the formulation, clinical testing, registration, manufacturing, and marketing of oral controlled-release products. The company applies its drug delivery technologies to drug compounds to develop both branded and generic products, which are sold throughout North America.

   Boston Scientific Corporation. Boston Scientific Corporation develops, manufactures, and markets minimally invasive medical devices. The company's products are used in cardiology, electrophysiology, gastroenterology, neuro-endovascular therapy, pulmonary medicine, radiology, urology, and vascular surgery. Boston Scientific's products are used to diagnose and treat a wide range of medical problems.

     Cardinal Health, Inc. Cardinal Health, Inc. provides complementary products and services to healthcare providers and manufacturers. The company's services include pharmaceutical distribution, health-care product manufacturing, distribution and consulting services, drug delivery systems development, pharmaceutical packaging, automated dispensing systems manufacturing, and retail pharmacy franchising.

     Cephalon, Inc. Cephalon, Inc. discovers, develops, and markets biopharmaceutical products to treat neurological disorders and cancer. The company's PROVOGIL treats excessive daytime sleepiness associated with narcolepsy.

   Eli Lilly & Company. Eli Lilly & Company discovers, develops, manufactures, and sells pharmaceutical products for humans and animals. The company's products are sold in countries around the world. Eli Lilly's products include neuroscience products, endocrine products, anti-infectives, cardiovascular agents, oncology products, an antiulcer agent, and animal health products.

     Forest Laboratories, Inc. Forest Laboratories, Inc. develops, manufactures, and sells both branded and generic forms of ethical products which require a physician's prescription. The company also manufactures non-prescription pharmaceutical products sold over-the-counter, which are used for the treatment of a wide range of illnesses. Forest's products are marketed in the United States and eastern Europe.

     Genentech, Inc. Genentech, Inc., a biotechnology company, discovers, develops, manufactures, and markets human pharmaceuticals. The company markets biotechnology products directly in the United States.

     Gilead Sciences, Inc. Gilead Sciences, Inc. is a biopharmaceutical company that discovers, develops, and commercializes therapeutics for life-threatening diseases. The company has five marketed products and focuses its research and clinical programs on anti-infectives, including antivirals, antifungals, and antibacterials. Gilead has operations in the United States, Europe, and Australia.

   HCA, Inc. HCA, Inc. operates hospitals and other healthcare facilities. The company currently operates general, acute care hospitals, and psychiatric hospitals that offer a variety of services. HCA's facilities are located in the United States, England, and Switzerland.

   IDEC Pharmaceuticals Corporation. IDEC Pharmaceuticals Corporation, a biopharmaceutical company, researches, develops, and commercializes targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases. The company's Rtuxan product treats certain B-cell NHLs. IDEC also develops products for the treatment of certain solid tumor cancers and various autoimmune diseases.

   Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

   MedImmune, Inc. MedImmune, Inc. develops and markets products that address medical needs in areas such as infectious diseases, transplantation medicine, autoimmune diseases and cancer. The company currently sells Synagis, RespiGam, and CytoGam primarily in the United States.

     Medtronic, Inc. Medtronic, Inc. provides device-based therapies that restore health, extend life, and alleviate pain. The company's principal products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, heart valve replacement, malignant and non-malignant pain, and movement disorders. Medtronic's products are sold worldwide.

     Pfizer, Inc. Pfizer Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

     Quest Diagnostics, Inc. Quest Diagnostics, Inc. provides diagnostic testing, information, and services. The company operates a national network of full-service laboratories, rapid response laboratories, and patient service centers. Quest Diagnostics provides esoteric testing, routine medical testing, drugs of abuse testing, and non-hospital-based anatomicpathology testing.

   SangStat Medical Corporation. SangStat Medical Corporation, a biotechnology company, discovers, develops, and markets therapeutic products in the transplantation, immunology, and hematology/oncology areas. The company focuses on improving the outcome of organ and bone marrow transplantation.

     Scios, Inc. Scios Inc., a biopharmaceutical company, discovers, develops, manufactures, and commercializes novel human therapeutics. The company's therapeutics are based upon its capabilities in both protein-based and small-molecule drug discovery and development. Scios is developing a product for the short-term treatment of congestive heart failure.

     St. Jude Medical, Inc. St. Jude Medical, Inc. develops, manufactures, and distributes medical devices for the worldwide cardiovascular market. The company serves patients and its health care customers with products and services including heart valves, cardiac rhythm management systems, specialty catheters, and other cardiovascular devices.

   Tenet Healthcare Corporation. Tenet Healthcare Corporation, through its subsidiaries, owns or operates general hospitals and related health care facilities serving communities in the United States. The company operates rehabilitation hospitals, specialty hospitals, long-term care facilities, psychiatric facilities, and medical office buildings near its general hospitals, as well as ancillary health care businesses.

     Teva Pharmaceutical Industries, Ltd. Teva Pharmaceutical Industries Ltd. manufactures pharmaceuticals and hospital supplies. The company produces antibiotics, oncological products, Alpha D3 for treatment of post-menopausal bone loss in women, and Copaxone for treatment of multiple sclerosis. Teva also manufactures veterinary products and disposable hospital supplies.

   UnitedHeatlh Group, Inc. UnitedHealth Group, Inc. owns and manages organized health systems in the United States and internationally. The company provides employers products and resources to plan and administer employee benefit programs. UnitedHealth also serves the health needs of older Americans, provides specialized care services, and provides health care information and research to providers and payers.

   Wyeth. Wyeth is a research-driven pharmaceutical and health care products company. The company discovers, develops, manufactures, and markets pharmaceuticals, vaccines, biotechnology products, and non-prescription medicines that improve the quality of life for people worldwide. Wyeth's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare, and Fort Dodge Animal Health.

     Zimmer Holdings, Inc. Zimmer Holdings, Inc., through its subsidiary, designs, develops, manufactures, and markets orthopedic reconstructive implants and fracture management products. The company also manufactures and markets other products relating to orthopedic and general surgery. Zimmer markets its products in the United States and other countries around the world.

   ENERGY PORTFOLIO

   Amerada Hess Corporation. Amerada Hess Corporation and its subsidiaries explore for, produce, purchase, transport, and sell crude oil and natural gas. The company also manufactures, purchases, transports, and markets refined petroleum products. Amerada Hess' exploration and production activities are located primarily in the United States, United Kingdom, Norway, and Gabon.

   Anadarko Petroleum Corporation. Anadarko Petroleum Corporation is an independent oil and gas exploration and production company with operations in the United States and other countries. The company operates in Texas, Louisiana, the Mid-Continent and Rocky Mountain regions, Alaska, and the Gulf of Mexico. Anadarko also operates in Canada, Algeria, Tunisia, West Africa, Venezuela, Oman, Qatar, and the North Atlantic.

     Apache Corporation. Apache Corporation explores for and produces natural gas, crude oil, and natural gas liquids. The company has operations in North America, Egypt, Western Australia, Poland, and the People's Republic of China.

     Baker Hughes, Inc. Baker Hughes, Inc. supplies reservoir-centered products, services, and systems to the worldwide oil and gas industry. The company provides products and services for oil and gas exploration, drilling, completion, and production. Baker Hughes also manufactures and markets a variety of roller cutter bits and fixed cutter diamond bits.

   BJ Services Company. BJ Services Company provides pressure pumping and other oilfield services for the petroleum industry. The company's pressure pumping services consist of cementing and stimulation services used in the completion of new oil and natural gas wells, and in remedial work on existing wells, both onshore and offshore. Other services include product and equipment sales and inspection.

   BP Plc. BP Plc is an oil and petrochemicals company. The company explores for and produces oil and natural gas, refines, markets, and supplies petroleum products, generates solar energy, and manufactures and markets chemicals. BP's chemicals include terephthalic acid, acetic acid, acrylonitrile, ethylene and polyethylene. The company has operations in over 100 countries.

     Burlington Resources, Inc. Burlington Resources, Inc., through its principal subsidiaries, explores for, produces, and markets crude oil and natural gas. The company's reserves are primarily natural gas, located in North America. Burlington Resources also explores and develops fields in the Northwest European Shelf, North Africa, Latin America, the Far East, and West Africa.

   ChevronTexaco Corporation. ChevronTexaco Corporation is an integrated energy company with operations in countries located around the world. The company conducts operations in oil and gas exploration and production, oil and gas refining and marketing, power, and chemical manufacturing. ChevronTexaco markets petroleum products under brand names such as Chevron, Texaco, Caltex, Havoline, and Delo.

     Conoco, Inc. Conoco, Inc. explores for, produces, and sells crude oil, natural gas, and natural gas liquids. The company's downstream activities include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products, and transporting, distributing, and marketing petroleum products. Conoco operates in countries throughout the world.

     Diamond Offshore Drilling, Inc. Diamond Offshore Drilling, Inc. drills offshore oil and gas wells on a contract basis. The company is a world-wide deep water driller with a fleet of offshore rigs, consisting of semisubmersibles, jack-ups, and drillships.

     ENSCO International, Inc. ENSCO International, Inc. is an international offshore contract drilling company. The company also provides marine transportation services in the Gulf of Mexico.

     EOG Resources, Inc. EOG Resources, Inc. is an oil and gas company with a prospect portfolio and a three dimensional seismic program in place. The company is active in Wyoming, New Mexico, Texas, California, and the Gulf of Mexico in the United States, as well as in Canada. EOG is also pursuing development activities in Trinidad.

   Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

   GlobalSantaFe Corporation. GlobalSantaFe Corporation is an international offshore and land contract driller. The company owns and operates a fleet consisting of marine and land drilling rigs located in various countries throughout the world. GlobalSantaFe also provides drilling related services to the petroleum industry, including third-party rig operations, incentive drilling, and management services.

   Halliburton Company. Halliburton Company provides energy services and engineering and construction services, as well as manufactures products for the energy industry. The company offers discrete services and products and integrated solutions to customers in the exploration, development, and production of oil and natural gas.

     Helmerich & Payne, Inc. Helmerich & Payne, Inc. provides contract drilling of oil and gas wells, and also explores for, produces, and sells crude oil and natural gas. The company holds commercial real estate investments in Tulsa, Oklahoma.

   Kerr-McGee Corporation. Kerr-McGee Corporation explores for and produces oil and natural gas in various countries around the world. The company focuses on offshore activities primarily in the Gulf of Mexico and the North Sea. Kerr-McGee also produces and markets titanium dioxide pigment.

   Marathon Oil Corporation. Marathon Oil Corporation, through its subsidiary, Marathon Oil Company, is an integrated oil firm with operations worldwide. The company explores for and produces crude oil and natural gas on a worldwide basis. Marathon also conducts operations in the refining, marketing, and transportation of petroleum products in the United States.

   Nabors Industries, Ltd. Nabors Industries, Ltd, is a land drilling contractor, and also performs well servicing and workovers. The company conducts oil, gas, and geothermal land drilling operations in the continental United States, Alaska, and Canada, as well as in South and Central America and the Middle East. Nabors' well-site services include oilfield management, well logging, and other support services.

     Noble Energy, Inc. Noble Energy, Inc. is an independent oil and gas exploration and development company with domestic onshore, domestic offshore, and international operations. The company's principal operations include gas production in the United States, a methanol project in Equatorial Guinea, and gas assets in Ecuador and Israel.

   Occidental Petroleum Corporation. Occidental Petroleum Corporation explores for, develops, produces, and markets crude oil and natural gas. The company also manufactures and markets a variety of basic chemicals, including chlorine, caustic soda, polyvinyl chloride, vinyl chloride monomer, and ethylene dichloride, as well as specialty chemicals. Occidental also has an interest in petrochemicals.

     Ocean Energy, Inc. Ocean Energy, Inc. explores and develops crude oil and natural gas properties. The company's operations are focused in the shelf and deepwater areas of the Gulf of Mexico, the Permian Basin, Midcontinent, and Rocky Mountain regions of the United States. Ocean Energy also explores for and produces oil and gas in West Africa, Egypt, Russia, and Indonesia.

   Phillips Petroleum Company. Phillips Petroleum Company is an integrated oil company which operates in several business segments. The company explores for and produces petroleum world-wide, gathers and processes natural gas, manufactures and markets petrochemicals and plastics, and refines, markets, and transports petroleum products.

   Royal Dutch Petroleum Company. Royal Dutch Petroleum Company owns 60% of the Royal Dutch/Shell Group of companies. Through this interest, The company explores for, produces, refines, and markets petroleum products, manufactures chemicals, and produces solar cells.

   Schlumberger, Ltd. Schlumberger, Ltd is a technology services company consisting of two business segments. Schlumberger Oilfield Services provides technology services and solutions to the international petroleum industry, SchlumbergerSema provides information technology services to the telecommunications, energy and utilities, finance, transport, and public sector markets.

     Smith International, Inc. Smith International, Inc. supplies products and services to the oil and gas exploration and production industry. The company's products and services include drilling and completion fluid systems, solids control equipment, waste management services, three-cone drill bits, diamond drill bits, fishing services, drilling tools, underreamers, sidetracking systems, and liner hangers.

     Tidewater, Inc. Tidewater, Inc. provides offshore supply vessels and marine support services to the offshore energy exploration, development, and production industry. The company tows and anchor-handles mobile drilling rigs and equipment, transports supplies and personnel, and supports pipelaying and other offshore construction activities.

   TotalFinaElf S.A. TotalFinaElf S.A. explores for, produces, refines, transports, and markets oil and natural gas. The company also operates a chemical division which produces polypropylene, polyethylene, polystyrene, rubber, paint, ink, adhesives, and resins. TotalFinaElf operates Total gasoline filling stations in Europe, the United States, and Africa. The company operates in over 100 countries.

     Transocean, Inc. Transocean, Inc. is an offshore drilling contractor. The company owns or operates mobile offshore drilling units, inland drilling barges, and other assets utilized in the support of offshore drilling activities worldwide. Transocean specializes in technically demanding segments of the offshore drilling business, including deepwater and harsh environment drilling services.

   Unocal Corporation. Unocal Corporation is an oil and gas exploration and production company with operations in Asia and the United States Gulf of Mexico and interests in Canada. The company also supplies steam for the generation of electricity to power plants, conducts oil and natural gas commodity trading, and has mining operations. In addition, Unocal provides fertilizers and green petroleum coke.

     Weatherford International, Ltd. Weatherford International, Ltd. provides equipment and services used for the drilling, completion, and production of oil and natural gas wells. The company offers drilling and intervention services, completion systems, artificial lift systems, and compression services. Weatherford conducts operations in substantially all of the oil and natural gas producing regions in the world.

   FINANCIAL INSTITUTIONS PORTFOLIO

   ACE Limited. ACE Limited is the holding company for the ACE Group of Companies, a property and casualty insurance business. The group provides a diversified range of products and services to clients through operations in countries around the world. ACE provides specialty insurance and reinsurance products.

     Ambac Financial Group, Inc. Ambac Financial Group, Inc., a holding company, provides financial guarantee insurance and financial management services. The company, through Ambac Assurance Corporation, insures municipal and structured finance obligations. Ambac provides investment agreements, interest rate swaps, investment management advisory, and cash management services to states and municipalities.

     American International Group, Inc. American International Group, Inc., through its subsidiaries, provides a variety of insurance and insurance-related services in the United States and overseas. The company writes property and casualty and life insurance, as well as provides financial services.

   Arthur J. Gallaher & Company. Arthur J. Gallagher & Company and its subsidiaries provide insurance brokerage, risk management, employee benefit, and other related services to clients in the United States and abroad. The company's principal activity is the negotiation and placement of insurance for its clients. Gallagher also specializes in furnishing risk management services.

   Bank of America Corporation. Bank of America Corporation is a bank holding company and a financial holding company. The company provides a diversified range of banking and non-banking financial services and products both domestically and internationally. The company provides consumer and commercial banking, asset management, global corporate and investment banking, and equity investments.

     Capital One Financial Corporation. Capital One Financial Corporation provides a variety of products and services to consumers through its subsidiaries. The company, through Capital One Bank, offers credit card products. Capital One F.S.B. provides certain consumer lending and deposit services. Capital One Services, Inc. provides operating, administration, and other services to the corporation.

     Citigroup, Inc. Citigroup, Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.

   FleetBoston Financial Corporation. FleetBoston Financial Corporation provides commercial and investment banking services in the United States and in other countries around the world. The company operates a retail banking franchise in the Northeast, full service banking in Latin America, as well as commercial banking, including capital markets, investment banking and commercial finance, and investment services.

   Freddie Mac. Freddie Mac is a stockholder-owned corporation established by the United States Congress to create a continuous flow of funds to mortgage lenders. The Corporation supplies lenders with the money to make mortgages and packages the mortgages into marketable securities. The system is designed to create a stable mortgage credit system and reduce the rates paid by homebuyers.

     J.P. Morgan Chase & Company. J.P. Morgan Chase & Company provides global financial services under the J.P. Morgan brand and retail banking under the Chase brand. The company provides services such as investment banking, treasury and securities services, asset management, private banking, cardmember services, commercial banking, and home finance. J.P. Morgan Chase serves business enterprises, institutions, and individuals.

   Mercury General Corporation. Mercury General Corporation is a specialty writer of all risk classifications of automobile insurance. The company is an agency writer of private passenger automobile insurance in California. Mercury operates primarily in California with operations in several other states.

   Merrill Lynch & Company, Inc. Merrill Lynch & Company, Inc, is a holding company that, through its subsidiaries and affiliates, provides investment, financing, advisory, insurance, banking, and related products and services on a global basis. These services include securities brokerage, trading and underwriting, investment banking, asset management, private equity investment, and insurance underwriting.

   MGIC Investment Corporation. MGIC Investment Corporation, through its subsidiary, provides private mortgage insurance coverage in the United States. The company's customers include thrifts, mortgage bankers and brokers, commercial banks, credit unions, and other lending institutions. The company also provides, through subsidiaries, underwriting and contract services related to home mortgage lending.

     PMI Group, Inc. PMI Group, Inc., through its subsidiary PMI Mortgage Insurance, Inc., provides private mortgage insurance in the United States. The company also offers title insurance and various services and products for the home mortgage industry through its other subsidiaries.

   PNC Financial Services Group. PNC Financial Services Group is a diversified financial services organization. The company provides regional banking, wholesale banking and asset management services nationally and in the company's primary regional markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky.

     Radian Group, Inc. Radian Group, Inc. provides financial guarantee insurance. The company's products and services enable homebuyers to purchase homes more quickly and with smaller downpayments, protect lenders against loan default, and lower the costs of mortgage origination and servicing. Radian also provides insurance and reinsurance to investors in corporate, municipal, and asset-backed securities.

     RenaissanceRe Holdings Limited. RenaissanceRe Holdings Limited is a global provider of reinsurance and insurance. The company's principal product is property catastrophe reinsurance.

     St. Paul Companies, Inc. St. Paul Companies, Inc., through its subsidiaries, provides property-liability insurance, reinsurance, and services. The company also has a presence in the asset management industry through its majority ownership of The John Nuveen Company. St. Paul has operations worldwide.

     SunTrusts Banks, Inc. SunTrust Banks, Inc. is a super-regional bank holding company. The company's subsidiary banks operate in Florida, Georgia, Alabama, Maryland, Tennessee, Virginia, and the District of Columbia. SunTrust provides a wide range of financial services such as credit cards, mortgage banking, insurance, brokerage and capital markets services.

     U.S. Bancorp. U.S. Bancorp is a diversified financial services company that provides lending and depository services, cash management, foreign exchange and trust and investment management services. The company also engages in credit card services, mortgage banking, insurance, brokerage, leasing and investment banking. U.S Bancorp operates in the Midwest and Western United States.

     Washington Mututal, Inc. Washington Mutual, Inc. is a financial services company that provides a diversified line of products and services to consumers and small to mid-sized businesses. The company offers consumer banking, mortgage lending, commercial banking, and consumer finance throughout the United States. Washington Mutual also markets annuities and other insurance products.

   Wells Fargo & Company. Wells Fargo & Company is a diversified financial services company providing banking, insurance, investments, mortgage, leasing, credit cards, and consumer finance. The company operates through physical stores, the Internet and other distribution channels across North America and elsewhere internationally.

   XL Capital Limited. XL Capital Limited, through its subsidiaries, provides general liability, directors and officers liability, professional liability, and excess property insurance coverage. The company offers its coverage to a wide range of firms on a global basis.

   FOCUS VALUE PORTFOLIO

     A.G. Edwards, Inc. A.G. Edwards, Inc., through its subsidiaries, provides securities and commodities brokerage services. The company also offers asset management, insurance, trust, investment banking, and other related financial services. A.G. Edwards markets its services to individual, corporate, government, and institutional clients throughout the United States.

     Aetna, Inc. Aetna, Inc. provides healthcare and related benefits, serving health care members, dental members, and group insurance customers. The company provides health care, dental, vision, pharmacy, group life, disability, and long term care coverage. Aetna serves customers throughout the United States.

   Allstate Corporation. Allstate Corporation, through its subsidiaries, provides property-liability insurance, as well as other types of insurance in the United States and Canada. The company primarily sells private passenger automobile and homeowners insurance through independent and specialized brokers. Allstate also sells life insurance, annuity, and group pension products through agents.

   American Power Conversion Corporation. American Power Conversion Corporation and its subsidiaries design, develop, manufacture, and market uninterruptible power supply products. The company's products, including electrical surge protection devices, power conditioning products, and associated software, are designed for use with personal computers, engineering work stations, networking equipment, and other electronic equipment.

   Anadarko Petroleum Corporation. Anadarko Petroleum Corporation is an independent oil and gas exploration and production company with operations in the United States and other countries. The company operates in Texas, Louisiana, the Mid-Continent and Rocky Mountain regions, Alaska, and the Gulf of Mexico. Anadarko also operates in Canada, Algeria, Tunisia, West Africa, Venezuela, Oman, Qatar, and the North Atlantic.

     Bausch & Lomb, Inc. Bausch & Lomb, Inc. develops, manufactures, and markets healthcare products for the eye. The company's products include contact lenses and lens care products, generic and proprietary prescription pharmaceuticals for the eye and products for cataract and refractive surgery. Bausch & Lomb markets its products in countries around the world.

   Bristol-Myers Squibb Company. Bristol-Myers Squibb Company is a diversified worldwide health and personal care company that manufactures medicines and other products. The company's products include therapies for various diseases and disorders, consumer medicines, wound management, nutritional supplements, infant formulas, and hair and skin care products.

   CVS Corporation. CVS Corporation, through its wholly-owned CVS Pharmacy and Revco subsidiaries, operates a drug store chain in the Northeast, Mid-Atlantic, Southeast and Mid-West areas of the United States.

     Delta Air Lines, Inc. Delta Air Lines, Inc. provides scheduled air transportation for passengers, freight, and mail over a network of routes throughout the United States and internationally. The company operates a low-fare, leisure-oriented air transportation service, as well as a connection program with other air carriers. Delta also operates a computer reservation system through a subsidiary.

   El Paso Corporation. El Paso Corporation conducts operations in natural gas transportation, gas gathering and processing, and gas and oil production. The company also has operations in power generation, merchant energy services, international project development, and energy financing.

   Electronic Data Systems Corporation. Electronic Data Systems Corporation offers systems and technology services, business process management, management consulting, and electronic business. The company's services include the management of computers, networks, information systems, information processing facilities, business operations, and related personnel.

     Exelon Corporation. Exelon Corporation distributes electricity and gas to customers in Illinois and Pennsylvania. The company also has holdings in infrastructure services, energy services, and telecommunications businesses.

   Fannie Mae. Fannie Mae buys and holds mortgages, and issues and sells guaranteed mortgage-backed securities to facilitate housing ownership for low to middle-income Americans. The company was chartered by the United States Congress, but went public in 1970.

     Gap, Inc. Gap, Inc., an international specialty retailer, sells casual apparel, personal care, and other accessories for men, women, and children. The company sells its products under a number of brand names, including Gap, GapKids, babyGap, Banana Republic, and Old Navy. The Gap operates stores in the United States, the United Kingdom, Canada, France, Japan, and Germany.

   Goodrich Corporation. Goodrich Corporation supplies aerospace components, systems, and services to customers located worldwide. The company manufactures various aerostructures, aircraft evacuation systems, passenger restraint systems, sensor systems, pump and engine controls, de-icing systems, and other products. Goodrich serves the commercial, military, general aviation, and space industries.

     IMS Health, Inc. IMS Health, Inc. is a pharmaceutical manufacturer information partner with operations in countries around the world. The company provides market research for prescription and over-the-counter pharmaceutical products. IMS also provides sales management information to optimize sales force productivity.

     International Flavors & Fragrances, Inc. International Flavors & Fragrances, Inc. creates and manufactures flavor and fragrance products. The company's fragrance products are sold to manufacturers of perfumes, cosmetics, soaps and detergents, and its flavor products to manufacturers of prepared foods, beverages, dairy foods, pharmaceuticals, and confectionery products.

     J.P. Morgan Chase & Company. J.P. Morgan Chase & Company provides global financial services under the J.P. Morgan brand and retail banking under the Chase brand. The company provides services such as investment banking, treasury and securities services, asset management, private banking, cardmember services, commercial banking, and home finance. J.P. Morgan Chase serves business enterprises, institutions, and individuals.

   Koninklijke (Royal) Philips Electronics NV. Koninklijke (Royal) Philips Electronics NV manufactures lighting, consumer electronics, multimedia devices, domestic appliances and personal care items, semiconductors, medical devices, communications systems, and industrial electronics. The company sells its products worldwide.

     Magna International, Inc. Magna International, Inc. designs, develops, and manufactures automotive systems, assemblies and components, and engineers and assembles complete vehicles. The company sells its products primarily to original equipment manufacturers.

   McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly-prepared, moderately-priced foods. The company operates restaurants in the United States and worldwide. Food items include hamburgers, chicken, salads, breakfast foods, and beverages.

   Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

   Monsanto Company. Monsanto Company provides technology-based solutions and agricultural products for growers and downstream customers in the agricultural markets. The company's herbicides, seeds, and related genetic trait products provide growers with integrated solutions to produce crops at higher yields, while controlling weeds, insects, and diseases.

     Mylan Laboratories, Inc. Mylan Laboratories, Inc. develops, licenses, manufactures, and markets generic and branded pharmaceutical products. The company sells its products to proprietary and ethical pharmaceutical wholesalers and distributors, drug store chains, drug manufacturers, and public and governmental agencies.

   Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, PCs, workstations, minicomputers, mainframes, and massively parallel computers.

   Phelps Dodge Corporation. Phelps Dodge Corporation produces copper, carbon black, and magnet wire. The company has operations and investments in mines and manufacturing facilities in various countries around the world.

   PNC Financial Services Group. PNC Financial Services Group is a diversified financial services organization. The company provides regional banking, wholesale banking and asset management services nationally and in the company's primary regional markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky.

     St. Paul Companies, Inc. St. Paul Companies, Inc., through its subsidiaries, provides property-liability insurance, reinsurance, and services. The company also has a presence in the asset management industry through its majority ownership of The John Nuveen Company. St. Paul has operations worldwide.

   Temple-Inland, Inc. Temple-Inland, Inc. manufactures paper, corrugated packaging, and building products. The company also provides financial services operations in mortgage and consumer banking. Temple-Inland's products include linerboard, lumber, particleboard, and fiberboard.

     Textron, Inc. Textron, Inc. is a global, multi-industry company with operations in four business segments. The company produces aircraft, automotive, and industrial products, and also provides financial services. Textron's products include helicopters, automotive engine camshafts, automotive plastic components, fastening systems, powered golf cars, and gear motors.

   Travelers Property Casualty Corporation. Travelers Property Casualty Corporation provides a broad range of insurance products and services for the commercial and consumer markets. The company's products include workers' compensation, property, liability, and fidelity and surety bonds. Travelers also provides homeowners and auto insurance for consumers. The company is an indirect wholly-owned subsidiary of Citigroup, Inc.

   UST, Inc. UST, Inc., through its subsidiaries, produces and markets smokeless tobacco products, including Copenhagen, Skoal, and Red Seal. The company also markets wine, sparkling wine, and cigars under brand names such as Columbia Crest, Domain Ste. Michelle, Don Tomas, and Habano Primero.

   Valero Energy Corporation. Valero Energy Corporation is an independent petroleum refining and marketing company that owns and operates refineries in the United States and Canada. The company also operates retail sites under the Valero, Diamond Shamrock, Ultramar, Total, and Beacon brands. In addition, Valero owns a proprietary pipeline network.

     Verizon Communications, Inc. Verizon Communications, Inc. provides wireline voice and data services, wireless services, Internet services, and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment, and payphones. Verizon has operations worldwide.

   Walt Disney Company. Walt Disney Company, an entertainment company, conducts operations in media networks, studio entertainment, theme parks and resorts, consumer products, and Internet and direct marketing. The company produces motion pictures, television programs, and musical recordings, as well as publishes books and magazines. Disney also operates ABC radio and television and theme parks.

   MORGAN STANLEY CONSUMER INDEX PORTFOLIO

   Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

     Albertson's, Inc. Albertson's, Inc. operates a retail food-drug chain in various states across the United States. The company's stores consist of combination food-drug stores, conventional supermarkets, and warehouse stores. Albertson's retail operations are supported by company-owned distribution centers.

     American International Group, Inc. American International Group, Inc., through its subsidiaries, provides a variety of insurance and insurance-related services in the United States and overseas. The company writes property and casualty and life insurance, as well as provides financial services.

   Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc. produces and distributes beer under brand names such as Budweiser, Michelob, and Busch. The company also manufactures beverage cans, recycles aluminum cans for conversion into new can sheet, manufactures labels, and operates rice milling and barley seed processing plants. In addition, Anheuser-Busch owns and operates theme parks.

     Automatic Data Processing. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

   Coca-Cola Company. Coca-Cola Company manufactures, markets, and distributes soft drink concentrates and syrups. The company also distributes and markets juice and juice-drink products. Coca-Cola distributes its products under brand names such as Coca-Cola, Minute Maid, and Sprite to retailers and wholesalers in the United States and internationally.

   Colgate-Palmolive Company. Colgate-Palmolive Company is a consumer products company that markets its products throughout the world. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid, and laundry products, among others. Colgate-Palmolive's products are sold under brand names such as Colgate, Palmolive, Mennen, Ajax, and Science Diet.

     ConAgra Foods, Inc. ConAgra Foods, Inc. is a food company that manufactures and markets products for retail consumers, restaurants, and institutions. The company's products include brands such as Hunt's, Healthy Choice, Banquet, Bumble Bee, Butterball, Peter Pan, and Swiss Miss. ConAgra conducts operations in countries around the world.

   Emerson Electric Company. Emerson Electric Company manufactures and markets electrical, electromechanical, and electronic products and systems. The company produces a variety of products, including process control, industrial automation, electronics, appliance components, and electric motors. Emerson sells its products around the world.

     General Mills, Inc. General Mills, Inc. manufactures and markets consumer food products. The company's products include Cheerios cereal, Betty Crocker dessert mixes, Pop Secret microwave popcorn, Gold Medal flour, and Yoplait yogurt. General Mills also has joint venture operations focused on ready-to-eat cereals, helper dinner mixes and snack foods worldwide.

   Gillette Company. Gillette Company manufactures male and female grooming products, writing instruments and correction products, toothbrushes and oral care appliances, and alkaline batteries. The company's products include blades, razors, shaving preparations, and hair epilation devices. Gillette's products are sold worldwide.

     International Flavors & Fragrances, Inc. International Flavors & Fragrances Inc. creates and manufactures flavor and fragrance products. The company's fragrance products are sold to manufacturers of perfumes, cosmetics, soaps and detergents, and its flavor products to manufacturers of prepared foods, beverages, dairy foods, pharmaceuticals, and confectionery products.

   Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

   Kimberly-Clark Corporation. Kimberly-Clark Corporation manufactures tissue, personal care, and health care products, as well as business, correspondence, and technical papers. The company sells its products under brand names such as Huggies, Depend, Kotex, Kleenex, Tecnol, and Page. Kimberly-Clark sells its products around the world.

   McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly-prepared, moderately-priced foods. The company operates restaurants in the United States and worldwide. Food items include hamburgers, chicken, salads, breakfast foods, and beverages.

     Medtronic, Inc. Medtronic, Inc. provides device-based therapies that restore health, extend life, and alleviate pain. The company's principal products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, heart valve replacement, malignant and non-malignant pain, and movement disorders. Medtronic's products are sold worldwide.

     Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

     Newell Rubbermaid, Inc. Newell Rubbermaid, Inc. manufactures and markets consumer products which are sold through a variety of retail and wholesale distribution channels. The company's products include housewares, juvenile products, home furnishings, office products, and hair accessories. Newell Rubbermaid's products are sold under the Calphalon, Rubbermaid, Goody, Levolor, Berol, and other brand names.

   PepsiCo, Inc. PepsiCo, Inc. operates worldwide soft drink, juice, and food businesses. The company manufactures, sells, and distributes beverages such as Pepsi-Cola, Gatorade, and Tropicana Pure Premium, as well as foods such as Lay's potato chips, Doritos tortilla chips, and Quaker oats. PepsiCo owns the international rights to the brand 7UP.

     Philip Morris Companies, Inc. Philip Morris Companies, Inc., through its subsidiaries, manufactures and sells a variety of consumer products. The company provides tobacco products, as well as packaged foods such as cheese, processed meat products, coffee, and grocery products. Philip Morris also provides a variety of beer and brewed non-alcoholic beverages. The company's products are sold worldwide.

   Procter & Gamble Company. Procter & Gamble Company manufactures and markets consumer products in countries throughout the world. The company provides products in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments. Procter & Gamble's products include Pampers diapers, Tide laundry detergent, PUR drinking water systems, Crest toothpaste, and Vicks cough/cold products.

     Safeway, Inc. Safeway, Inc. operates a retail food and drug chain in the U.S. and Canada under the Safeway, Carr-Gottstein, Dominick's, Genuardi's, Randall/Tom Thumb, and Vons names. The company also has a network of distribution, manufacturing, and food processing facilities. In addition, Safeway holds a 49% interest in Casa Ley, S.A. de C.V., an operator of food and general merchandise stores in Mexico.

   Schering-Plough Corporation. Schering-Plough Corporation is a worldwide pharmaceutical company that discovers and markets new therapies and treatment programs. The company's core product groups include allergy/respiratory, anti-infective/anticancer, dermatologicals, and cardiovasculars, as well as an animal health business. Schering-Plough also conducts health management programs and sells other consumer products.

   Sealed Air Corporation. Sealed Air Corporation manufactures and sells protective and specialty packaging products to a diverse group of customers throughout the world. The company's products include Instapak polyurethane foam packaging systems, Cryovac polystyrene foam trays, Bubble Wrap air cellular cushioning materials, Instapak protective mailers, and Korrvu suspension packaging.

   Sysco Corporation. Sysco Corporation is a foodservice marketing and distribution organization, providing food and related products and services to customers in the United States and portions of Canada. The company also distributes personal care guest amenities, housekeeping supplies, room accessories, and textiles to the lodging industry. In addition, Sysco supplies health and beauty aid products.

     W.W. Grainger, Inc. W.W. Grainger, Inc. distributes maintenance, repair and operating supplies, and related information to the commercial, industrial, contractor, and institutional markets in North America. The company's products include motors, HVAC equipment, lighting, hand and power tools, pumps, and electrical equipment.

   Walgreen Company. Walgreen Company operates retail drugstores. The company's stores sell prescription and nonprescription drugs, general merchandise, liquor and beverages, cosmetics, and tobacco products. Walgreen operates stores in the United States and Puerto Rico.

     Wal-Mart Stores, Inc. Wal-Mart Stores, Inc. operates discount stores and Supercenters, as well as Sam's Clubs. The company's Wal-Mart discount stores and Supercenters offer merchandise such as apparel, housewares, small appliances, electronics, and hardware. Wal-Mart operates in the United States, Canada, Argentina, Brazil, Germany, Mexico, Korea, United Kingdom, and Puerto Rico.

   Walt Disney Company. Walt Disney Company, an entertainment company, conducts operations in media networks, studio entertainment, theme parks and resorts, consumer products, and Internet and direct marketing. The company produces motion pictures, television programs, and musical recordings, as well as publishes books and magazines. Disney also operates ABC radio and television and theme parks.

   Wyeth. Wyeth is a research-driven pharmaceutical and health care products company. The company discovers, develops, manufactures, and markets pharmaceuticals, vaccines, biotechnology products, and non-prescription medicines that improve the quality of life for people worldwide. Wyeth's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare, and Fort Dodge Animal Health.

   MORGAN STANLEY TECHNOLOGY INDEX PORTFOLIO

   AOL Time Warner, Inc. AOL Time Warner, Inc. is a global company delivering entertainment, news, and Internet brands across converging media platforms. The company conducts operations in cable systems, interactive services, publishing, music, cable networks, and filmed entertainment. AOL Time Warner's brands include Time Warner Cable, HBO, Turner, America Online, WB, CNN, New Line Cinema, and Time Inc.

     Apple Computer, Inc. Apple Computer, Inc. designs, manufactures, and markets personal computers and related personal computing and communicating solutions. The company's products are sold primarily to education, creative, consumer, and business customers. Apple's products include its Apple Macintosh line of computers, as well as related software and peripherals.

     Applied Materials, Inc. Applied Materials, Inc. develops, manufactures, markets, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.

     Automatic Data Processing, Inc. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

   Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

     Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products for the Internet. The company's Internet Protocol-based networking solutions are installed at corporations, public institutions and telecommunication companies worldwide. The company's solutions transport data, voice, and video within buildings, across campuses, and around the world.

     Computer Associates International, Inc. Computer Associates International, Inc. designs, develops, markets, licenses, and supports standardized computer software products. The company's products are used with mainframe computers and in client/server environments. Computer Associates offers various enterprise systems management, information management, and business applications solutions to a variety of organizations.

   Dell Computer Corporation. Dell Computer Corporation designs, develops, manufactures, markets, services, and supports a variety of computer systems. Computer systems include desktop computer systems, notebook computers, workstations, network servers, and storage products. The company sells its products and services to corporate, government, healthcare, and education customers, as well as individuals.

   eBay, Inc. eBay, Inc. is a person-to-person trading community on the Internet. The company's service is used by buyers and sellers for the exchange of personal items such as coins, collectibles, computers, memorabilia, stamps, and toys. eBay is a fully automated, topically arranged 24-hour service on which sellers can list items for sale and buyers can bid on the prices.

     Electronic Arts Inc. Electronic Arts Inc. creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company markets its products under the Electronic Arts, EA SPORTS, Maxis, ORIGIN, Bullfrog Productions, Westwood Studios, and Jane's Combat Simulations brand names.

   Electronic Data Systems Corporation. Electronic Data Systems Corporation offers systems and technology services, business process management, management consulting, and electronic business. The company's services include the management of computers, networks, information systems, information processing facilities, business operations, and related personnel.

   EMC Corporation. EMC Corporation provides enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect, and share information from all major computing environments, including UNIX, Windows NT, and mainframe platforms. EMC operates offices around the world.

   First Data Corporation. First Data Corporation provides electronic commerce solutions. The company offers a variety of processing solutions, including credit, debit, check, and pre-paid payments, along with value-added information and Internet based services.

   Hewlett-Packard Company. Hewlett-Packard Company provides imaging and printing systems, computing systems, and information technology services for business and home. The company's products include laser and inkjet printers, scanners, copiers and faxes, personal computers, workstations, storage solutions, and other computing and printing systems. Hewlett-Packard sells its products worldwide.

   Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

   International Business Machines Corporation. International Business Machines Corporation (IBM) provides computer solutions through the use of advanced information technology. The company's solutions include technologies, systems, products, services, software, and financing. IBM offers its products through its global sales and distribution organization, as well as through a variety of third party distributors and resellers.

     Intuit, Inc. Intuit, Inc. develops and markets software products and related services. The company provides software units that allow households and small businesses to automate financial tasks, including accounting and personal finances. Intuit also offers supplies, checks and invoices, and financial services. The company sells its products worldwide.

   JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

     Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

     Lucent Technologies, Inc. Lucent Technologies, Inc. designs, builds, and delivers a wide range of public and private networks, communications systems and software, and data networking systems. The company also designs, builds, and delivers business telephone systems and microelectronic components. Lucent conducts its research and development activities through Bell Laboratories.

     Micron Technology, Inc. Micron Technology, Inc., through its subsidiaries, manufactures and markets dynamic random access memory chips (DRAMs), very fast static random access memory chips (SRAMs), Flash Memory, other semiconductor components, and memory modules.

   Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

     Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

   Nortel Networks Corporation. Nortel Networks Corporation is a global Internet and communications provider with capabilities spanning Optical Internet, Wireless Internet, local Internet, electronic business and Personal Internet. The company serves carriers, service providers, dot-coms, small and medium sized businesses, and large corporations around the world.

   Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, PCs, workstations, minicomputers, mainframes, and massively parallel computers.

   PeopleSoft, Inc. PeopleSoft, Inc. designs, develops, markets, and supports enterprise application software products. The company's products are used throughout large and medium sized organizations and higher education institutions, as well as government agencies.

   Solectron Corporation. Solectron Corporation provides integrated solutions that span the entire product life cycle. The company provides pre-production planning and design, manufacturing, distribution, and end-of-life product service and support to electronics original equipment manufacturers around the world.

   STMicroelectronics N.V. STMicroelectronics N.V. designs, develops, manufactures, and markets semiconductor integrated circuits and discrete devices. The company's products are used in the telecommunications, consumer, automotive, computer, and industrial sectors. Customers are located in North America, Europe, Asia/Pacific, and Japan.

     Sun Microsystems, Inc. Sun Microsystems, Inc. provides products, services, and support solutions for building and maintaining network computing environments. The company sells scalable computer systems, high-speed microprocessors, and a complete line of high-performance software for operating network computing equipment and storage products. Sun also provides support, education, and professional services.

     Sycamore Networks, Inc. Sycamore Networks, Inc. develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies, and wholesale carriers.

     Tellabs, Inc. Tellabs, Inc. designs, manufactures, markets, and services voice, data, and video transport and network access systems. The company's products are used worldwide by public telephone companies, long-distance carriers, alternate service providers, cellular service providers, cable operators, government agencies, utilities, and business end-users.

     Texas Instruments, Inc. Texas Instruments, Inc. is a global semiconductor company that designs and supplies digital signal processing and analog technologies. The company also operates materials and controls, and educational and productivity solutions businesses. Texas Instruments has manufacturing or sales operations in countries around the world.

   VERITAS Software Corporation. VERITAS Software Corporation designs, develops, and markets enterprise storage management products that manage both on-line and off-line data for business-critical computing systems. The company's products are marketed to original equipment manufacturers and end-user customers through resellers, value added resellers, hardware distributors, and systems integrators.

     Xilinx, Inc. Xilinx, Inc. designs, develops, and markets complete programmable logic solutions. The company's solutions include advanced integrated circuits, software design tools, predefined system functions delivered as cores of logic, and field engineering support. Xilinx sells its products through several channels of distribution to customers in the United States and overseas.

     Yahoo!, Inc. Yahoo!, Inc., a global Internet media company, offers an online guide to Web navigation, aggregated information content, communication services, and commerce. The company's site includes a hierarchical, subject-based directory of Web sites, which enables users to locate and access desired information and services through hypertext links included in the directory.

   TELE-GLOBAL PORTFOLIO

     Agere Systems, Inc. Agere Systems, Inc. designs, develops, and manufactures optoelectronic components for communications networks and integrated circuits for use in communications and computer equipment. The company is focusing on optical components and integrated circuits for network communications equipment and wireless local area networking products.

   Amdocs Limited. Amdocs Limited provides product-driven information system solutions to major telecommunications companies in the United States and internationally. The company provides integrated customer care and billing systems for wireless and wireline network operators and service providers, as well as for companies that offer multiple service packages.

   Applied Micro Circuits Corporation. Applied Micro Circuits Corporation designs, develops, manufactures, and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The company provides products for the automated test equipment, high-speed computing, and military markets.

   AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

     AT&T Wireless Services, Inc. AT&T Wireless Services, Inc. operates a digital wireless network in North America. The company offers fixed, voice, and data wireless communications services to consumers and businesses.

   BCE, Inc. BCE Inc., through its subsidiaries, provides a full range of domestic and international telecommunication services, including mobile communications to Canadian customers. The company also supplies telecommunications equipment products, and designs, develops, installs, services, and supports various networks.

   CenturyTel, Inc. CenturyTel, Inc., an integrated communications company, provides local exchange telephone services and wireless telephone services. The company also provides long distance, Internet access, and security monitoring services. CenturyTel operates throughout the United States.

   China Mobile (Hong Kong) Limited. China Mobile (Hong Kong) Limited, through its subsidiaries, provides cellular telecommunication services in the People's Republic of China.

   CIENA Corporation. CIENA Corporation provides optical networking equipment. The company offers products for tele- and data-communications service providers worldwide. CIENA's customers include long distance carriers, competitive local exchange carriers, Internet service providers, and wholesale carriers. The company offers optical transport, intelligent switching, and multi-service delivery systems.

     Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products for the Internet. The company's Internet Protocol-based networking solutions are installed at corporations, public institutions and telecommunication companies worldwide. The company's solutions transport data, voice, and video within buildings, across campuses, and around the world.

     Comverse Technology, Inc. Comverse Technology, Inc. designs, manufactures, markets, and supports computer and telecommunications systems and software for multimedia communications and information processing applications. The company's products are used in a variety of applications by fixed and wireless telephone network operators, government agencies, call centers, financial and institutions.

   JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

     Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

     Level 3 Communications, Inc. Level 3 Communications, Inc. provides telecommunications and information services, including local, long distance, and data transmission. The company also provides other enhanced communications and Internet services, and is involved in coal mining businesses.

     Micromuse, Inc. Micromuse, Inc. provides service-level management software. The company's Netcool suite of applications is used by managed network service providers, Internet service providers, telecommunications firms, and corporate enterprises worldwide.

     Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

     Nextel Communications, Inc. Nextel Communications, Inc. provides fully integrated, all-digital wireless service. The company provides guaranteed all-digital cellular service, Nextel Direct Connect, Nextel Wireless Web, and text/numeric messaging capabilities.

   Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones and networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company markets its products and services worldwide.

   NTT DoCoMo, Inc. NTT DoCoMo, Inc. provides various types of telecommunication services including cellular phones, personal handyphone systems (PHS), paging, satellite mobile communication, and wireless Private Branch Exchange system services. The company also sells cellular phones, PHS, car phones, and pagers.

   PMC-Sierra, Inc. PMC-Sierra, Inc. designs, develops, markets, and supports semiconductor networking solutions. The company's products are used in the high speed transmission and networking systems which are used to restructure the global telecommunications and data communications infrastructure.

   QUALCOMM, Inc. QUALCOMM, Inc develops and delivers digital wireless communications products and services based on the company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

   SK Telecom Company, Limited. SK Telecom Company, Limited, an affiliate of SK Group, offers telecommunications services and products in South Korea. The company provides mobile phone services under the brand names Speed 011 and Speed
012. In addition, SK Telecom and its subsidiaries offer other wireless services including data, paging, and Internet services.

     Skyworks Solutions, Inc. Skyworks Solutions, Inc., a wireless semiconductor company, designs and manufactures radio frequency and complete semiconductor system solutions for mobile communications applications. The company provides front-end modules, radio frequency subsystems, and system solutions to wireless handset and infrastructure customers worldwide.

   Sprint Corporation (PCS Group). Sprint Corporation (PCS Group) operates a 100% digital, 100% personal cellular communication system (PCS) nationwide wireless network in the United States. The company currently serves the United States, Puerto Rico and the US Virgin Islands.

     Tellabs, Inc. Tellabs, Inc. designs, manufactures, markets, and services voice, data, and video transport and network access systems. The company's products are used worldwide by public telephone companies, long-distance carriers, alternate service providers, cellular service providers, cable operators, government agencies, utilities, and business end-users.

     Texas Instruments, Inc. Texas Instruments, Inc. is a global semiconductor company that designs and supplies digital signal processing and analog technologies. The company also operates materials and controls, and educational and productivity solutions businesses. Texas Instruments has manufacturing or sales operations in countries around the world.

   UTStarcom, Inc. UTStarcom, Inc. provides communications equipment for service providers that operate wireless and wireline networks. The company's integrated suite of network access systems, optical transmission products, and subscriber terminal products allows service providers to offer scalable voice, data, and Internet access services.

     Verizon Communications, Inc. Verizon Communications Inc. provides wireline voice and data services, wireless services, Internet services, and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment, and payphones. Verizon has operations worldwide.



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 350:

     We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 350 as of August 20, 2002. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 350 as of August 20, 2002, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   August 20, 2002



                             STATEMENTS OF CONDITION

                              AS OF AUGUST 20, 2002

                                                                         BIOTECHNOLOGY &                      FINANCIAL
                                                                         PHARMACEUTICAL       ENERGY        INSTITUTIONS
INVESTMENT IN SECURITIES                                                    PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                                          -------------    -------------    -------------
Contracts to purchase Securities (1)                                     $     148,892    $     150,916    $     149,657
                                                                          -------------    -------------    -------------
     Total                                                               $     148,892    $     150,916    $     149,657
                                                                          =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                              $         113    $         433    $         452
     Deferred sales charge liability (3)                                         2,030            2,058            2,041
     Creation and development fee liability (4)                                    902              915              907
Interest of Unitholders--
     Cost to investors (5)                                                     150,400          152,450          151,170
     Less: Gross underwriting commission
         organization costs (2)(4)(5)(6)                                         4,553            4,940            4,913
                                                                          -------------    -------------    -------------
         Net interest to Unitholders (5)                                       145,847          147,510          146,257
                                                                          -------------    -------------    -------------
     Total                                                               $     148,892    $     150,916    $     149,657
                                                                          =============    =============    =============


--------------------------------------------------------------------------------
(1)The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied.

(3)Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4)The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5)The aggregate public offering price and the aggregate mandatory sales charge are computed on the bases set forth under "Public Offering--Offering Price".


(6)Assumes the maximum sales charge for the Focus Value Portfolio and only the first year sales charge for the other Portfolios.





                             STATEMENTS OF CONDITION

                              AS OF AUGUST 20, 2002

                                                                             MORGAN           MORGAN
                                                                             STANLEY          STANLEY
                                                                            CONSUMER        TECHNOLOGY
                                                         FOCUS VALUE          INDEX            INDEX         TELE-GLOBAL
INVESTMENT IN SECURITIES                                  PORTFOLIO         PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                        -------------     -------------    -------------    -------------
Contracts to purchase Securities (1)                   $     149,426     $     148,868    $     151,172    $     149,825
                                                        -------------     -------------    -------------    -------------
     Total                                             $     149,426     $     148,868    $     151,172    $     149,825
                                                        =============     =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                            $         512     $         723    $         434    $         398
     Deferred sales charge liability (3)                       2,038             2,030            2,061            2,043
     Creation and development fee liability (4)                  906               902              916              908
Interest of Unitholders--
     Cost to investors (5)                                   150,940           150,380          152,700          151,340
     Less: Gross underwriting commission
         and organization costs (2)(4)(5)(6)                   4,970             5,167            4,939            4,864
                                                        -------------     -------------    -------------    -------------
         Net interest to Unitholders (5)                     145,970           145,213          147,761          146,476
                                                        -------------     -------------    -------------    -------------
     Total                                             $     149,426     $     148,868    $     151,172    $     149,825
                                                        =============     =============    =============    =============


--------------------------------------------------------------------------------

(1)The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied.

(3)Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4)The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5)The aggregate public offering price and the aggregate mandatory sales charge are computed on the bases set forth under "Public Offering--Offering Price".


(6)Assumes the maximum sales charge for the Focus Value Portfolio and only the first year sales charge for the other Portfolios.





THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.


   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. If you purchase Units of a Portfolio other than the Focus Value Portfolio and the Units are designated with a Classic CUSIP number, your Units will be automatically redeemed on the Special Redemption Date set forth in the "Summary of Essential Financial Information." As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.


   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit, provided, however, that with respect to the Financial Institutions Portfolio such deposits will be in amounts which will maintain, as nearly as practicable, an equal dollar amount of each Security for the first 90 days of the life of the Financial Institutions Portfolio. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.

   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of each Portfolio is described in the individual Portfolio sections beginning on page 4. There is no assurance that a Portfolio will achieve its objective.

   You should note that the selection criteria were applied to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from a Portfolio.

RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Portfolios invest in stocks. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time.

   DIVIDENDS. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   INDEX CORRELATION. The Morgan Stanley Technology IndexSM and Morgan Stanley Consumer IndexSM Portfolios invest in stocks from the Morgan Stanley Technology IndexSM and the Morgan Stanley Consumer IndexSM selected prior to the date of each Portfolio's formation. The stocks in these Portfolios will not change if the index components, or their weightings within the index, change. The performance of these Portfolios may not correspond with the index for this reason and because the Portfolios incur a sales charge and expenses.

   INDUSTRY CONCENTRATIONS. Each Portfolio invests in a single industry. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Consumer Product and Retail Issuers. The Morgan Stanley Consumer Index Portfolio invests exclusively in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

   Financial Services Companies. The Financial Institutions Portfolio invests exclusively in banks and other financial services companies. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

   Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

   Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

   Health Care Issuers. The Biotechnology & Pharmaceutical Portfolio invests exclusively in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotec hnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   Technology Issuers. The Morgan Stanley Technology Index Portfolio invests exclusively in technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.

   Telecommunications Issuers. The Tele-Global Portfolio invests in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers.

   Utility and Energy Issuers. The Energy Portfolio invests in utility and energy companies or in companies related to the utility or energy industries. Many utility and energy companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

     o    risks of increases in fuel and other operating costs;

     o restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

     o regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

     o    coping with the general effects of energy conservation;

     o technological innovations which may render existing plants, equipment or products obsolete;

     o the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

     o    the potential impact of natural or man-made disasters;

     o difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

     o    the high cost of obtaining financing during periods of inflation;

     o difficulties of the capital markets in absorbing utility debt and equity securities; and

     o    increased competition.

   Any of these factors, or a combination of these factors, could affect the supply of or demand for electricity, natural gas, water or other energy, which could adversely affect the profitability of the issuers of the Securities and the performance of the your Portfolio.

    Utility and energy companies are subject to extensive regulation at the federal and state levels in the United States. At the federal level, the Federal Energy Regulatory Commission (the "FERC"), the Federal Trade Commission (the "FTC"), the Securities and Exchange Commission (the "SEC"), and the Nuclear Regulatory Commission (the "NRC") have authority to oversee electric and combination electric and gas utilities. The value of utility and energy company stocks may decline because governmental regulation controlling these industries can change. This regulation may prevent or delay the company from passing along cost increases to its customers which could hinder the company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such company. Recently, two California public utilities were threatened with such action by their wholesale suppliers, and one of these utilities has filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. Mergers in the these industries may require approval from several federal and state regulatory agencies, including FERC, the FTC, and the SEC. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these stocks to fall.

   FOREIGN ISSUERS. Certain Portfolios may invest significantly in stocks of foreign companies, these Portfolios involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. These Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. These Portfolios involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause a Portfolio to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S. Certain stocks may be held in the form of American Depositary Receipts or other similar receipts ("ADRs"). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Portfolios, if any, trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign stock held directly. Some ADRs may experience less liquidity than the underlying stocks traded in their home market.

    SPECIAL REDEMPTION. The Trustee will redeem Units designated with a Classic CUSIP number in a Portfolio other than the Focus Value Portfolio on the Special Redemption Date set forth in the "Summary of Essential Financial Information." If a substantial amount of Units are held by these accounts, this process could significantly reduce the size of a Portfolio and cause expenses to increase or cause a Portfolio to terminate before its Mandatory Termination Date.

   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. Unitholders who redeem or sell their Units of a Portfolio other than the Focus Value Portfolio on or prior to the Special Redemption Date set forth in the "Summary of Essential Financial Information" will not be assessed the second year deferred sales charge. A portion of the Public Offering Price includes an amount to pay for all or a portion of the costs incurred in establishing your Portfolio. These costs include the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. The maximum sales charge for the Focus Value Portfolio and the first year sales charge for other Portfolios is reduced during the initial offering period as follows:

       TRANSACTION
         AMOUNT*                            SALES CHARGE
     --------------                        --------------
Less than $25,000                               2.95%
$25,000 - $49,999                               2.75
$50,000 - $99,999                               2.50
$100,000 - $249,999                             2.25
$250,000 - $499,999                             2.00
$500,000 - $999,999                             1.50
$1,000,000 or more                              1.00

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolios for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).

   The transactional sales charge is waived for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed ("Fee Accounts"). Purchases by these accounts are subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

   During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1.00%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time. If you redeem Units of a Portfolio other than the Focus Value Portfolio on or prior to the Special Redemption Date that were acquired through a distribution reinvestment, you are required to reimburse the Sponsor for any credit for any unpaid deferred sales charge at the time of redemption.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units". The Sponsor will provide price dissemination and oversight services to the Trust.

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

                                  FOCUS
       TRANSACTION                 VALUE       ALL OTHER
         AMOUNT*                 PORTFOLIO    PORTFOLIOS
     --------------            ------------  ------------
Less than $25,000                 2.25%          2.20%
$25,000 - $49,999                 2.10           2.10
$50,000 - $99,999                 1.85           1.90
$100,000 - $249,999               1.60           1.70
$250,000 - $499,999               1.40           1.50
$500,000 - $999,999               1.00           1.10
$1,000,000 or more                0.65           0.75

---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Portfolio, this regular concession or agency commission will amount to 1.20% per Unit for the Focus Value Portfolio and 1.30% per Unit for all other Portfolios. For transactions involving Unitholders who hold Units designated with a Regular CUSIP number in a Portfolio other than the Focus Value Portolio after the Special Redemption Date set forth in the "Summary of Essential Financial Information," the regular concession or agency commission will include an additional amount equal to the lesser of $0.12 per Unit or 1.20% of the lowest Public Offering Price per Unit at which Units were sold during the initial offering period. This amount will be paid by the Sponsor to broker-dealers and selling firms following the Special Redemption Date with respect each Unit designated with a Regular CUSIP number in such a Portfolio sold by such broker-dealer or selling firm which remains outstanding after the Special Redemption Date.

   In addition to the regular concession or agency commission set forth above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 INITIAL OFFERING PERIOD                       VOLUME
SALES DURING QUARTERLY PERIOD                CONCESSION
-------------------------------              -----------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of (1) Units which are not subject to the transactional sales charge or (2) units of Van Kampen unit investment trusts initially offered prior to December 17, 2001, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period.

     In addition to the regular concession and additional volume concessions set forth above, in connection with the Focus Value Portfolio Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates: A.G. Edwards & Sons, Inc., Edward D. Jones & Co., L.P., and Wachovia Securities, Inc. Morgan Stanley DW Inc., Prudential Securities Inc., Salomon Smith Barney Inc., UBS PaineWebber Inc. and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers of the Portfolios, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that a Portfolio will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. The Sponsor intends to maintain a secondary market for Units only during the first six months following the Initial Date of Deposit. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. Units of a Portfolio other than the Focus Value Portfolio sold on or prior to the Special Redemption Date set forth in the "Summary of Essential Financial Information" will not be assessed the unpaid $0.155 per Unit second year deferred sales charge remaining after such date.The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. To purchase Units in these Fee Accounts, your financial adviser should purchase Units designated with one of the "FeeDom CUSIP" numbers, if available. Please contact your financial adviser for more information. Fee Account purchases are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor, Van Kampen Funds Inc. For example, this table illustrates the sales charge you will pay as a percentage of the initial Public Offering Price per Unit.

   Initial sales charge                       0.00%
   Deferred sales charge                      0.00
                                            ------
         Transactional sales charge           0.00%
                                            ======
   Creation and development fee               0.60%
                                            ------
         Total                                0.60%
                                            ======

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". Unitholders will also receive a final distribution of dividends when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (ARO) without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase an ARO CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash.

   In addition, under the Planned Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Planned Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution of Securities during the five business days prior to a Portfolio's termination. The Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments (Units of a Portfolio other than the Focus Value Portfolio redeemed on or prior to the Special Redemption Date set forth in the "Summary of Essential Financial Information" will not be assessed the unpaid second year deferred sales charge remaining after such date, regardless of the CUSIP number of such Units). During the initial offering period, the redemption price and the secondary market repurchase price will include estimated organizational and offering costs. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.


   SPECIAL REDEMPTION FOR CLASSIC CUSIP. On the Special Redemption Date set forth in the "Summary of Essential Financial Information," the Trustee will automatically redeem Units designated with a Classic CUSIP number. The CUSIP numbers are set forth under "Portfolio Information" in the "Summary of Essential Financial Information" in this prospectus. CUSIP means Committee on Uniform Security Identification Procedures. CUSIP numbers are used by the financial industry to process securities transactions. Unitholders who hold Classic CUSIP Units will receive a cash distribution of their redemption proceeds as described in the previous section in connection with this special redemption unless the Unitholder elects to receive an in-kind distribution of portfolio securities as described above five business days prior to the Special Redemption Date. Of course, all Unitholders may tender their Units for redemption on any business day.


   You should consider a Classic CUSIP if you intend to hold your investment for 15 months or less. You should consider a Regular CUSIP if you intend to hold your investment for approximately two years. The Focus Value Portfolio does not offer Classic CUSIP Units. All other Units in a Portfolio (other than the Focus Value Portfolio) will remain outstanding after this special redemption unless tendered for redemption by a Unitholder. Unitholders may request a change in the CUSIP number of their Units at any time provided that the request is received by the Trustee or Sponsor no less than five business days prior to the Special Redemption Date.

   EXCHANGE OPTION. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.

   UNITS. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

     SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Portfolios. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolios and returns over specified time periods on other similar Van Kampen trusts or investment strategies utilized by the Portfolios (which may show performance net of expenses and charges which the Portfolios would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolios. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolios are not managed and Unit price and return fluctuate with the value of the stocks in the Portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of a Portfolio's relative performance for any future period.

   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. A Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that a Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for a Portfolio.

   We determine the style characteristics (growth or value) based on the types of stocks in a Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of a Portfolio. Investment style and capitalization characteristics will vary over time. We will not remove a Security from a Portfolio as a result of any change in characteristics.

TAXATION
--------------------------------------------------------------------------------

   This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Portfolios. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

   PORTFOLIO STATUS. Your Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Portfolio, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned your Portfolio's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from your Portfolio which you must take into account for federal income tax purposes is not reduced by amounts used to pay Portfolio expenses (including the deferred sales charge, if any).

   YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Portfolio disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Portfolio asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Portfolio asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

   If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because each Portfolio terminates in less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities of a Portfolio if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

   DIVIDENDS RECEIVED DEDUCTION. Generally, a domestic corporation owning Units in a Portfolio may be eligible for the dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Portfolio to the extent such dividends are taxable as ordinary income and are attributable to domestic corporations. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

   EXCHANGES. If you elect to reinvest the proceeds from your Portfolio into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Portfolio for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities or other Portfolio assets under the wash sale provisions of the Internal Revenue Code.

   IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request a distribution of Securities when you redeem your Units or at your Portfolio's termination. By electing to receive a distribution of Securities, you will receive whole shares of stock plus, possibly, cash. You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Portfolio. However, if you also receive cash in exchange for a Portfolio asset or a fractional share of a Security held by your Portfolio, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio asset or fractional share.

   LIMITATIONS ON THE DEDUCTIBILITY OF PORTFOLIO EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     FOREIGN, STATE AND LOCAL TAXES. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Portfolio that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Portfolio, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

   Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, and the income of your Portfolio will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   GENERAL. The fees and expenses of your Portfolio will generally accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the fee of any Portfolio Consultant, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   CREATION AND DEVELOPMENT FEE. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.06 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year.

OTHER MATTERS
--------------------------------------------------------------------------------

   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statement filed by the Portfolios with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.



TABLE OF CONTENTS
--------------------------------------------------------------------------------

          TITLE                                 PAGE
          -----                                 ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     4
   Biotechnology & Pharmaceutical Portfolio....     8
   Energy Portfolio............................    10
   Financial Institutions Portfolio............    12
   Focus Value Portfolio.......................    15
   Morgan Stanley Consumer Index Portfolio.....    18
   Morgan Stanley Technology Index Portfolio...    20
   Tele-Global Portfolio.......................    22
   Notes to Portfolios.........................    24
   The Securities..............................    25
   Report of Independent Certified
      Public Accountants.......................    46
   Statements of Condition ....................    47
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-5
   Retirement Accounts.........................  A-10
   Fee Accounts................................  A-10
   Rights of Unitholders.......................  A-11
   Portfolio Administration....................  A-13
   Taxation....................................  A-16
   Portfolio Operating Expenses................  A-18
   Other Matters...............................  A-19
   Additional Information......................  A-19
--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                                                                       EMSPRO350

                                                                          #36664

                                                                          #36685

                                                                          #37749

                                                                          #36692

                                                                          #36661

                                                                          #37244


                                   PROSPECTUS
--------------------------------------------------------------------------------
                                 AUGUST 20, 2002


                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.



                         BIOTECHNOLOGY & PHARMACEUTICAL
                              PORTFOLIO, SERIES 20

                           ENERGY PORTFOLIO, SERIES 4

                   FINANCIAL INSTITUTIONS PORTFOLIO, SERIES 15

                         FOCUS VALUE PORTFOLIO, SERIES 6

                          MORGAN STANLEY CONSUMER INDEX
                               PORTFOLIO, SERIES 7

                         MORGAN STANLEY TECHNOLOGY INDEX
                              PORTFOLIO, SERIES 26

                        TELE-GLOBAL PORTFOLIO, SERIES 20





                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555




               Please retain this prospectus for future reference





                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT


                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 350


--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                         PAGE

                           Risk Factors                     2
                           The Portfolios                  10
                           Sponsor Information             11
                           Trustee Information             11
                           Portfolio Termination           12

RISK FACTORS

     PRICE VOLATILITY. Because the Portfolios invest in stocks of U.S. and foreign companies, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     FOREIGN STOCKS. Because certain Portfolios invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     FOREIGN CURRENCIES. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.

    CONSUMER PRODUCT AND RETAIL ISSUERS. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

     TECHNOLOGY ISSUERS. Certain Portfolios invest significantly in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Portfolio, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

    FINANCIAL SERVICES. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Banks had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   The statutory requirements applicable to and regulatory supervision of banks and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor the Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Portfolio.

   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor the Underwriter makes any prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversley affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estmating the availability of reinsurance and the collectibility of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state leglislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

   HEALTH CARE ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.

    TELECOMMUNICATIONS ISSUERS. Because certain Portfolios are concentrated in the telecommunications industry, the value of the Units of these Portfolios may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Portfolio may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

   UTILITY AND ENERGY ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the characteristics of the public utility and energy industries and the risks which such an investment may entail. General problems of the public utility and energy industries include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility and energy stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

     Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other. Recently, two California public electric utilities claimed inability to meet their obligations to their suppliers in the deregulated wholesale market for electricity due to regulatory restrictions on their ability to pass increasing costs along to their customers in the retail market. These defaults led their wholesale suppliers to threaten to institute involuntary bankruptcy proceedings against the utility companies. Subsequently, one of the utility companies filed a voluntary petition for relief under Chapter 11 of the U.S.Bankruptcy Code of 1978.

     Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.

     In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.

     Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.

     LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     ADDITIONAL UNITS. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.

     VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE PORTFOLIOS

     Investors should note that the selection criteria were applied to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Portfolio, such Security will not as a result thereof be removed from a Portfolio.

   THE MORGAN STANLEY INDICES. The Morgan Stanley indices (the "Indices") are the exclusive property of Morgan Stanley and is a service mark of Morgan Stanley and has been licensed for use by the Portfolios and Van Kampen Funds Inc.

   This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the Indices to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the Indices which are determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the Indices. Morgan Stanley is not responsible for and has not participated in the determination of or the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDICES FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPONSOR INFORMATION

     Van Kampen Funds Inc. is the Sponsor of the Portfolios. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

     Morgan Stanley is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.


     Van Kampen is one of the nation's largest investment management companies, with more than $71 billion in assets under management or supervision as of June 30, 2002. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio and will include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder electing an in kind distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to, or who do not, request an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

     The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Portfolios. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.






                       CONTENTS OF REGISTRATION STATEMENTS

   This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

1.1  Trust Agreement.

1.1.1 Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

1.2  Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to
     Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

4.1  Consent of initial evaluator.

4.2  Consent of independent certified public accountants.

6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.


                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 350, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235, Series 265 and Series 314 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 350 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 20th day of August, 2002.

                     Van Kampen Focus Portfolios, Series 350
                            By Van Kampen Funds Inc.


                                                      By /s/ Christine K. Putong
                                                         -----------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on August 20, 2002 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman, Chief Executive Officer,        )
                                    Managing Director and Director            )

John H. Zimmermann III              President, Managing Director and          )
                                    Director

A. Thomas Smith III                 Director                                  )

                                                         /s/ Christine K. Putong
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.